Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2020

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
MUS$	-	MILLIONS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		March 31,	December 31,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,510,798	1,072,579
Other financial assets	7 - 11	263,030	499,504
Other non-financial assets	12	247,612	313,449
Trade and other accounts receivable	7 - 8	579,912	1,244,348
Accounts receivable from related entities	7 - 9	20,975	19,645
Inventories	10	360,428	354,232
Current tax assets	18	58,704	29,321

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,041,459	3,533,078

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	465,642	485,150

Total current assets		3,507,101	4,018,228

Non-current assets
Other financial assets	7 - 11	40,935	46,907
Other non-financial assets	12	176,289	204,928
Accounts receivable	7 - 8	5,046	4,725
Intangible assets other than goodwill	15	1,134,477	1,448,241
Goodwill	16	-	2,209,576
Property, plant and equipment	17	12,599,273	12,919,618
Deferred tax assets	18	17,376	235,583
Total non-current assets		13,973,396	17,069,578
Total assets		17,480,497	21,087,806

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		March 31,	December 31,
LIABILITIES	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 19	2,116,549	1,885,660
Trade and other accounts payables	7 - 20	1,980,570	2,222,874
Accounts payable to related entities	7 - 9	1,548	56
Other provisions	21	10,976	5,206
Current tax liabilities	18	2,930	11,925
Other non-financial liabilities	22	2,188,661	2,835,221
Total current liabilities other than (or disposal groups) classified as held for sale		6,301,234	6,960,942
Total current liabilities		6,301,234	6,960,942
Non-current liabilities
Other financial liabilities	7 - 19	8,712,172	8,530,418
Accounts payable	7 - 24	639,223	619,110
Other provisions	21	289,474	286,403
Deferred tax liabilities	18	577,031	616,803
Employee benefits	23	82,090	93,570
Other non-financial liabilities	22	798,266	851,383
Total non-current liabilities		11,098,256	10,997,687
Total liabilities		17,399,490	17,958,629

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(1,767,971)	352,272
Treasury Shares	25	(178)	(178)
Other reserves		(1,295,716)	(367,577)
Parent’s ownership interest		82,400	3,130,782
Non-controlling interest	14	(1,393)	(1,605)
Total equity		81,007	3,129,177
Total liabilities and equity		17,480,497	21,087,806

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		March 31,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
Revenue	26	2,266,091	2,431,478
Cost of sales		(1,846,454)	(2,021,555)
Gross margin		419,637	409,923
Other income	28	86,234	93,790
Distribution costs		(139,964)	(142,860)
Administrative expenses		(137,144)	(162,415)
Other expenses		(132,821)	(116,314)
Other gains/(losses)	27	(1,885,315)	(3,985)
Income/(loss) from operation activities		(1,789,373)	78,139
Financial income		7,088	5,891
Financial costs	27	(127,354)	(138,446)
Foreign exchange gains/(losses)	29	(10,864)	8,949
Result of indexation units		(322)	1,911
Income/(loss) before taxes		(1,920,825)	(43,556)
Income/(losses) tax expense/benefit	18	(202,676)	(13,041)
NET INCOME (LOSS) FOR THE PERIOD		(2,123,501)	(56,597)
Income (loss) attributable to owners of the parent		(2,120,243)	(60,074)
Income (loss) attributable to non-controlling interest	14	(3,258)	3,477
Net income (loss) for the period		(2,123,501)	(56,597)
EARNINGS(LOSS) PER SHARE
Basic earnings/(losses) per share (US$)	30	(3.49640)	(0.09907)
Diluted earnings/(losses) per share (US$)	30	(3.49640)	(0.09907)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		March 31,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
NET INCOME/(LOSS)		(2,123,501)	(56,597)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	2,949	(2,395)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		2,949	(2,395)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		(832,401)	(19,667)
Other comprehensive (loss), before taxes, currency translation differences		(832,401)	(19,667)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(95,475)	26,624
Other comprehensive income (losses), before taxes, cash flow hedges		(95,475)	26,624
Total other comprehensive (loss) that will be reclassified to income before taxes		(927,876)	6,957
Other components of other comprehensive income (loss), before taxes		(924,927)	4,562
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(778)	656
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income (loss)		(778)	656
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		1,053	426
Income taxes related to components of other comprehensive (loss) will be reclassified to income		1,053	426
Total Other comprehensive (loss)		(924,652)	5,644
Total comprehensive income (loss)		(3,048,153)	(50,953)
Comprehensive income (loss) attributable to owners of the parent		(3,049,046)	(92,433)
Comprehensive income (loss) attributable to non-controlling interests		893	41,480
TOTAL COMPREHENSIVE INCOME (LOSS)		(3,048,153)	(50,953)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
					Cash	or losses on defined	Shares
				Currency	flow	benefit	based	Other	Total	Retained	Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	earnings/	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(2,120,243)	(2,120,243)	(3,258)	(2,123,501)
Other comprehensive income		-	-	(838,602)	(92,371)	2,170	-	-	(928,803)	-	(928,803)	4,151	(924,652)
Total comprehensive income		-	-	(838,602)	(92,371)	2,170	-	-	(928,803)	(2,120,243)	(3,049,046)	893	(3,048,153)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	947	(283)	664		664	(681)	(17)
Total transactions with shareholders		-	-	-	-	-	947	(283)	664	-	664	(681)	(17)
Closing balance as of March 31, 2020 (Unaudited)		3,146,265	(178)	(3,728,889)	(35,479)	(20,770)	37,236	2,452,186	(1,295,716)	(1,767,971)	82,400	(1,393)	81,007

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
					Cash	or losses on defined	Shares
				Currency	flow	benefit	based	Other	Total	Retained	Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	earnings/	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2019		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(60,074)	(60,074)	3,477	(56,597)
Other comprehensive income		-	-	(57,689)	27,069	(1,739)	-		(32,359)	-	(32,359)	38,003	5,644
Total comprehensive income		-	-	(57,689)	27,069	(1,739)	-	-	(32,359)	(60,074)	(92,433)	41,480	(50,953)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(70)	(96)	(166)	-	(166)	(27,215)	(27,381)
Total transactions with shareholders		-	-	-	-	-	(70)	(96)	(166)	-	(166)	(27,215)	(27,381)
Closing balance as of March 31, 2019 (Unaudited)		3,146,265	(178)	(2,714,333)	17,736	(16,917)	37,804	2,638,820	(36,890)	158,897	3,268,094	94,173	3,362,267

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT METHOD

		For the period ended
		March 31,
	Note	2020	2019
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,418,328	2,536,205
Other cash receipts from operating activities		25,492	27,027
Payments for operating activities
Payments to suppliers for goods and services		(1,702,826)	(1,739,695)
Payments to and on behalf of employees		(385,300)	(504,940)
Other payments for operating activities		(38,866)	(51,345)
Income taxes (paid)		(49,056)	(12,719)
Other cash inflows (outflows)	35	(86,436)	(27,988)
Net cash flows from operating activities		181,336	226,545
Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		856,363	728,847
Other payments to acquire equity or debt instruments of other entities		(682,397)	(824,446)
Amounts raised from sale of property, plant and equipment		64,941	274
Purchases of property, plant and equipment		(134,730)	(181,826)
Purchases of intangible assets		(13,956)	(18,504)
Interest received		3,251	7,730
Other cash inflows (outflows)	35	(1,275)	(597)
Net cash flow (use in) investing activities		92,197	(288,522)
Cash flows from financing activities	35
Amounts raised from long-term loans		596,131	594,354
Amounts raised from short-term loans		254,668	-
Loans repayments		(392,555)	(306,081)
Payments of lease liabilities		(109,524)	(94,136)
Dividends paid		(571)	-
Interest paid		(121,864)	(100,919)
Other cash inflows (outflows)		(1,727)	27,246
Net cash flows from financing activities		224,558	120,464
Net increase in cash and cash equivalents before effect of exchanges rate change		498,091	58,487
Effects of variation in the exchange rate on cash and cash equivalents		(59,872)	(15,803)
Net increase in cash and cash equivalents		438,219	42,684
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,510,798	1,124,326

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange (“NYSE”), in the form of American Depositary Receipts (“ADRs”).

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of March 31, 2020, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016.

The shareholder major of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. e Inversiones La Espasa Dos y Cía. Ltda., Owns 21.46% of the shares issued by the Company.

As of March 31, 2020, the Company had a total of 1,437 shareholders in its registry. At that date, approximately 3.89% of the Company’s property was in the form of ADRs.

For the period ended March 31, 2020, the Company had an average of 42,571 employees, ending this period with a total number of 42,589 people, distributed in 6,206 Administration employees, 22,449 in Operations, 9,612 Cabin Crew and 4,322 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2020			As December 31, 2019
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	99.9714	0..286	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	99.9999	0.0001	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of March 31, 2020, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended
		As of March 31, 2020			As of December 31, 2019			March 31,
								2020	2019
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	461,312	1,456,253	(993,478)	632,673	1,487,248	(853,624)	(101,806)	1,943
Foreign	Latam Airlines Perú S.A.	507,847	518,776	(10,929)	519,363	510,672	8,691	(10,884)	(6,664)
93.383.000-4	Lan Cargo S.A.	629,569	445,884	183,685	634,852	462,666	172,186	11,420	1,341
Foreign	Connecta Corporation	66,162	21,169	44,993	64,110	24,023	40,087	4,906	8,500
Foreign	Prime Airport Services Inc. and Subsidiary (*)	21,484	23,760	(2,276)	22,068	23,102	(1,034)	(1,242)	(608)
96.951.280-7	Transporte Aéreo S.A.	389,232	138,999	250,233	359,335	142,423	216,912	12,425	1,903
96.631.520-2	Fast Air Almacenes de Carga S.A.	17,738	10,677	7,061	20,182	12,601	7,581	413	(248)
Foreign	Laser Cargo S.R.L.	(10)	-	(10)	(10)	-	(10)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	39,778	15,877	23,648	48,929	15,228	33,450	(9,802)	(3,400)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	76,967	89,548	(11,356)	65,422	78,890	(12,111)	755	(4,845)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,285	64	1,221	1,329	50	1,279	(58)	13
96.847.880-K	Technical Trainning LATAM S.A.	2,173	896	1,277	2,378	1,075	1,303	181	(192)
Foreign	Latam Finance Limited	1,334,767	1,529,538	(194,771)	1,362,762	1,531,238	(168,476)	(26,295)	(17,144)
Foreign	Peuco Finance Limited	664,458	664,458	-	664,458	664,458	-	-	-
Foreign	Profesional Airline Services INC.	3,910	2,552	1,358	3,509	1,950	1,559	(201)	(4,944)
Foreign	Jarletul S.A.	119	904	(785)	150	860	(710)	(75)	(92)
Foreign	TAM S.A. and Subsidiaries (*)	3,630,338	2,810,161	820,177	5,090,180	3,550,875	1,539,305	(339,088)	(98,911)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, specific kite entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

All entities over which control is held have been included in the consolidation.

Changes occurred in the consolidation perimeter between January 1, 2019 and March 31, 2020, are detailed below:

(1)	Incorporation or acquisition of companies

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 27.26% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 72,74% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally, from that moment LATAM has a single operating segment within the Group.

The value of the acquisition of this transaction was ThUS $ 294,105.

-	By public deed dated November 20, 2019 LATAM Airlines Group S.A. acquires 100% of the shares of LATAM Travel Chile S.A.

Under the provisions of No. 2 of Art. 103 of Law No. 18,046 on Corporations, for having collected all the shares held by a single shareholder and for having elapsed the period of 10 days without having amended said situation, the company LATAM Travel Chile S.A. It has been fully dissolved on December 1, 2019.

As a result of the dissolution of the company LATAM Travel Chile S.A., the company LATAM Airlines Group S.A. assumes from that date all obligations and rights corresponding to the first.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. correspond to the period ended March 31, 2020 and have been prepared in accordance with IAS 34 Interim Financial Information.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2019, except for the standards and interpretations adopted as of January 1, 2020.

(a)	Accounting pronouncements with implementation effective from January 1, 2020:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IFRS 3: Business combinations.	October 2018	01/01/2020
Amendment to IAS 1: Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors.	October 2018	01/01/2020
Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; and IFRS 7: Financial Instruments: Disclosure	September 2019	01/01/2020

The application of these accounting pronouncements as of January 1, 2020, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not yet in force for financial years beginning on January 1, 2020 and which has not been early adopted.

(i) Standards and amendments	Date of issue	Effective Date:

IAS 1: Presentation of financial statements.	January 2020	01/01/2022
IFRS 17: Insurance contracts	May 2017	01/01/2021
Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US $ 2,120 million for the three-month period ended March 31, 2020. As of March 31, 2020, the Company had a negative working capital of $ 2,794 million and will require additional working capital throughout 2020 to support a sustainable business operation.

On May 26, 2020 (the “Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Chapter 11 cases are being administered under the caption “In re LATAM Airlines Group S.A.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code. Confirmation of a plan of reorganization could materially alter the classifications and amounts reported in the Company’s consolidated financial statements, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization or other arrangement, or the effect of any operational changes that may be implemented.

Operation and Implication of the Bankruptcy Filing

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property. Accordingly, although the Bankruptcy Filing may have triggered defaults for certain of the Debtors’ obligations, which are unenforceable under the Bankruptcy Code, counterparties are stayed from taking any actions as a result of such purported defaults. Absent an order of the Bankruptcy Court, substantially all of the Company’s pre-petition liabilities are subject to settlement under a plan of reorganization. As a result of the Bankruptcy Filing, the realization of assets and the satisfaction of liabilities are subject to uncertainty. The Debtors, operating as debtors-in-possession under the Bankruptcy Code, may, subject to approval of the Bankruptcy Court, sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements. Further, a confirmed plan of reorganization or other arrangement may materially change the amounts and classifications in the Company’s consolidated financial statements.

On, and subsequent to, the Petition Date, the Debtor presented, and will present, motions seeking approval from the Bankruptcy Court to pay or otherwise honor certain pre-petition obligations generally designed to stabilize the Company’s operations. These obligations relate to certain employee wages, salaries and benefits, taxes and certain vendors in the ordinary course for goods and services received after the Petition Date. The Debtors will also request approval of the Bankruptcy Court to retain legal and financial professionals to advise the Debtors in connection with the Bankruptcy Filing and certain other professionals to provide services and advice in the ordinary course of business. From time to time, the Debtors may seek Bankruptcy Court approval to retain additional professionals.

Events Leading to the Chapter 11 Cases

Since the first quarter of 2020, the passenger air transportation business has been affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

The preliminary LATAM’s assessment in the beginning of March of 2020 indicated previous disease outbreaks have peaked after after few months and recovered pre-outbreak levels in no more than 6 to 7 months, and the effect with scenery impacting mainly on Asia Pacific Airlines, indicating impact on Latin America of a marginal decrease of Revenue Per Kilometers forecast.

For the Company, the reduction in its operation began in the middle of March 2020 announcing a decrease in its operation of 30% and the suspension of the guidance for 2020 in line with people protection measures implemented from local governments and boarding restrictions (March 16, 2020 for Peru, Colombia and Argentina, March 18, 2020 for Chile and March 27, 2020 for Brazil). On March 16, 2020, the Company announced an update of its projection to a progressive decrease in its operation up to 70%.

On March 29, 2020 COVID 19 delivers unprecedented shock on Airlines Industries, specifically on airlines passenger revenue. The situation has both broadened and deepened beyond the initial assessment.

In response to COVID 19, governments have been imposing much more severe border restrictions and airlines have been subsequently announcing sharp capacity cuts in response to a dramatic drop in travel demand. On April 2, 2020, the Company announced a decrease in its operation by 95%.

The Company´s passenger traffic in the first quarter of 2020 decreased by 10.1% compared to the first quarter of 2019. (Increase of 5.2% in the first quarter of 2019 compared to first quarter of 2018).

In order to protect liquidity, the Company has carried out financial transactions, such as the use of funds from the Revolving Credit Facility (“RCF”) for US$ 505 million. After March 31, 2020, as indicated in Note 37, the Company completely used its available commitments under the RCF. (US$ 600 million).

The Company estimates that the reactivation of the operation will be during the third and fourth quarter of 2020, the exact timing and pace of the recovery is uncertain given the significant impact of the pandemic in the countries in which it operates, since at the date of issuance of these financial statements, the company is affected by a 95% decrease in its operations (See Note 37).

Among the initiatives the Company has studied or engaged in to increase and maintain liquidity are:

(i)	Reduction and postponement of the investment plan for different projects;
(ii)	Implementation of control measurements for payments to suppliers and purchases of new goods and services;
(iii)	Negotiation of the payment conditions with suppliers;
(iv)	Ticket refunds via travel vouchers and Frequent Flyer Program points and miles; All in all, the LATAM Group will continue to honor all current and future tickets, as well as travel vouchers, frequent flyer miles and benefits, and flexibility policies.
(v)	Temporary salary reductions;
(vi)	Short-term debt and debt maturities renewal;
(vii)	Governmental loan request in different countries in which the company operates; and
(viii)	Reduction of non-essential fleet and non-fleet investments.

The Company evaluated both an out-of-court restructuring with creditors as well as an in-court bankruptcy proceeding. In the opinion of the Board, the timings for a conventional bilateral process, the possibility that during the same the creditors decide to engage in collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead to consider an in-court bankruptcy proceedings the best alternative.

In addition, the Board noted that other benefits of an in-court bankruptcy proceeding include the automatic stay, which protects it from the claims of its creditors and other interested parties; and, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board has resolved unanimously that LATAM Airlines begins a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same.

In addition, after the Chapter 11 filing (see Note 37), the Company has secured the financial support of shareholders, including the Cueto and Amaro families, which have lasting ties to LATAM, and Qatar Airways, to provide up to $900 million in debtor-in-possession (DIP) financing.

Plan of Reorganization

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, treatment of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company. Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There can be no assurance that the Company will be able to secure approval for the Company’s proposed plan of reorganization from the Bankruptcy Court.

Going Concern

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to uncertainty and, accordingly, there is a substantial doubt of the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding of any type would be available to the Company, or that it would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital and or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of COVID-19 pandemic, sell assets or enter into a merger or other combination with a third party, any of which could adversely affect the value of the Company’s common stock, or render it worthless. If the Company issues additional debt or equity securities, such securities may enjoy rights, privileges and priorities superior to those enjoyed by holders of the Company’s common stock, thereby diluting the value of the Company’s common stock. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income when accrued.

2.8.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income under “Other gains (losses)”.

2.9.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);
(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or
(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The tax expense for the period comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well purchasing of products and services from network of non airlines partners.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the miles are redeemed through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of deferred income from loyalty programs at the end of the period is estimated based on the estimate of the independent sale price corresponding to the miles and points awarded to the holders of the loyalty programs, pending use, deducting the miles or points they will not be used.

The miles and points that the Company estimates will not be exchanged are recognized at the time of accumulation of these. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 19. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 17, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended March 31, 2020, the Company recognized losses of US$ 14.3 million for fuel coverage net of premiums in the costs of sale for the period. During the same period of 2019, the Company recognized gains of US$ 8.9 million for the same concept.

As of March 31, 2020, the market value of fuel positions amounted to US$ 43.4 million (negative). At the end of december 2019, this market value was US$ 48.5 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2020 (Unaudited) (*)	Maturities
	Q220	Q320	Q420	Q121	Total
Percentage of coverage over the expected volume of consumption	81%	54%	53%	10%	49%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2019 (*)	Maturities
	Q120	Q220	Q320	Q420	Total
Percentage of coverage over the expected volume of consumption	65%	61%	20%	19%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2021.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the JET crude futures benchmark price at the end of March 2020 and the end of december 2019.

	Positions as of March 31, 2020	Positions as of December 31, 2019
Benchmark price	effect on Statement of Income	effect on Equity
(US$ per barrel)	(millions of US$)	(millions of US$)
Unaudited
+5	+7.2	+15.4
-5	-6.5	- 34.5

Given the fuel coverage structure during the year 2020, which considers a portion free of coverage, a vertical drop of $ 5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US $ $ 36.7 million lower fuel cost. For the same period, a vertical increase of 5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US $ 33.9 million higher fuel costs.

As of March 31, 2020, the Company has determined that the highly probable expected transactions that made up the hedged item will no longer occur in the amounts formally established, and therefore it has stopped recognizing these contracts under hedge accounting, recognizing a loss of ThCh $ 43.4 in the line in Other gains (losses) in the income statement, as a reclassification effect from other reserves from the statement of comprehensive income and a loss of ThCh $ 30.8 corresponding to the premiums associated with these contracts.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2020, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of March 31, 2020, the market value of FX derivative positions amounted to US $ 2.6 million (positive). At the end of December 2019, the Company maintain derivatives of current FX hedges for US $ 0,04 million (negative).

During the period ended March 31, 2020, the Company recognized gains of US $ 0.7 million for FX coverage net of premiums. During the same period of 2019, the Company did not recognize results for this concept.

As of March 31, 2020, the Company has contracted FX derivatives for US $ 62 million for BRL. At the end of December 2019, the Company maintain current FX derivatives for US $ 15 million for BRL.

During 2019 the company contracted FX derivatives recognized in results amounts to US $ 8.1 million (negative) net of premiums. As of March 31, 2020, the Company does not hold FX derivatives that are not under hedge accounting.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection period was defined until the end of the last coverage contract in force, with the last business day of the first quarter of the year 2020:

Appreciation (depreciation)(*)	Effect at March 31, 2020	Effect at December 31, 2019
of R$	Millions of US$	Millions of US$
Unaudited
-10%	-1.3	-0.6
+10%	+0.4	+1.1

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

During 2017 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same years by notionals UF 8.7 million and UF 5.0 million, respectively. As of March 31, 2020 the market value of the currency swaps derivative positions amounted to US $ 127.0 million (negative). At the end of December 2019, this market value was US $ 22.7 million (negative).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at March 31, 2020	Effect at December 31, 2019
of R$/US$(*)	Millions of US$	Millions of US$
Unaudited

-10%	+2.1	+9.5
+10%	- 2.1	-9.5

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2020	Effect at December 31, 2019
of R$/US$	Millions of US$	Millions of US$
Unaudited

-10%	+271.04	+402.48
+10%	-221.75	-329.29

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 57% (62% at December 31, 2019) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of March 31, 2020, the market value of the derivative positions of interest rates amounted to US $ 23.9 million (negative). At the end of December 2019, this market value was US $ 2.6 million (positive).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2020	Positions as of December 31, 2019
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
Unaudited
+100 basis points	-32.29	-27.60
-100 basis points	+32.29	+27.60

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of March 31, 2020	Positions as of December 31, 2019
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
Unaudited
+100 basis points	+24.64	+13.62
-100 basis points	-26.66	-14.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. At this time is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere at this time.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally, the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, provides the Company with alternatives to face its investment and financing future commitments.

As of March 31, 2020, there is US$ 1,662 million (US$ 1,459 million at December 31, 2019) invested in short term instruments through financial high credit rating levels entities.

As of March 31, 2020, LATAM has non-committed credit lines with several banks for working. Due to the Chapter 11 filing, these non-committed credit lines are no longer available for the Company. Additionally, as of March 31, 2020, LATAM has a committed revolving credit line secured by aircraft, engines and spare parts (Revolving Credit Facility) for a total amount of US$ 600 million, which the Company drew in the amount of US $ 505 million, while the balance of US $ 95 million was drawn during April.

The Company has advanced in a series of initiatives in order to preserve liquidity. As of March 31, 2020, in addition to drawing down on the Revolving Credit Facility, it has renewed existing unsecured credit lines and accessed new credit lines with banks.

Additionally, previous to the filing of protection under the Chapter 11 in the United States by LATAM Airlines Group and some of its subsidiaries, the Company was in talks with its suppliers to adjust payments terms for the coming months, including fuel suppliers and lessors, among others.

On the other hand, the Company proposed a 50% salary reduction to the entire organization for the months of April, May and June, which to date has been accepted by more than 90% of employees.

Finally, the company is evaluating the postponement of investments budgeted for 2020, mainly related to maintenance, engine purchases, cabin investments and other projects. See Note 2 for more detail.

After the Chapter 11 filing (see Note 37), the Company has secured the financial support of shareholders, including the Cueto and Amaro families, which have lasting ties to LATAM, and Qatar Airways, to provide up to US$ 900 million in debtor-in-possession (DIP) financing. To the extent permitted by law, the group would welcome other shareholders interested in participating in this process to provide additional financing. In addition, as of Chapter 11 filing date, the group had approximately US$ 1.3 billion in cash on hand.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	76,256	24,317	-	-	-	100,573	99,000	At Expiration	3.14	3.14
97.036.000-K	SANTANDER	Chile	US$	60,096	-	-	-	-	60,096	60,000	At Expiration	4.10	4.10
76.645.030-K	ITAU	Chile	US$	25,110	-	-	-	-	25,110	25,000	At Expiration	2.60	2.60
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,166	50,749	-	-	-	201,915	200,000	At Expiration	2.60	2.60
97.951.000-4	HSBC	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15
76.100.458-1	BLADEX	Chile	US$	29,277	-	-	-	-	29,277	29,000	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	4,651	4,611	-	-	-	9,262	9,144	Quarterly	3.35	3.35
97.036.000-K	SANTANDER	Spain	US$	1,714	5,087	144,024	-	-	150,825	139,459	Quarterly	4.38	4.38
76.362.099-9	BTG	Chile	UF	427	1,282	55,993	-	-	57,702	55,138	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	10,910	10,910	184,337	28,469	362,855	597,481	455,061	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	24,063	80,063	208,250	884,188	856,000	2,052,564	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	19,186	41,111	120,214	121,141	287,162	588,814	505,826	Quarterly	3.35	3.35
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,549	93,545	244,844	224,092	421,376	1,015,406	844,133	Quarterly	4.45	4.45
0-E	NATIXIS	France	US$	12,949	39,301	95,281	86,017	68,529	302,077	272,252	Quarterly	3.23	3.23
0-E	INVESTEC	England	US$	4,603	8,420	25,919	9,106	-	48,048	42,550	Quarterly	6.22	6.22
0-E	MUFG	U.S.A.	US$	9,972	31,553	84,825	85,882	233,015	445,247	382,414	Semiannual	3.05	3.05
0-E	SMBC	U.S.A.	US$	606	131,895	-	-	-	132,501	130,000	Semiannual	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	2,257	6,575	277,383	-	-	286,215	273,199	At Expiration	3.55	3.55
0-E	MUFG	U.S.A.	US$	25,882	77,591	178,902	38,738	-	321,113	304,353	Quarterly	2.71	2.71
0-E	CITIBANK	U.S.A.	US$	-	15,642	520,451	-	-	536,093	504,723	At Expiration	3.06	3.06

Financial lease

0-E	ING	U.S.A.	US$	4,025	4,083	-	-	-	8,108	7,931	Quarterly	5.72	5.02
0-E	CREDIT AGRICOLE	France	US$	4,982	12,477	4,163	-	-	21,622	21,259	Quarterly	3.15	2.50
0-E	CITIBANK	U.S.A.	US$	24,947	68,872	154,405	56,419	36,410	341,053	321,606	Quarterly	3.27	2.49
0-E	PEFCO	U.S.A.	US$	1,950	-	-	-	-	1,950	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	6,556	13,332	3,161	-	-	23,049	22,656	Quarterly	3.04	2.64
0-E	WELLS FARGO	U.S.A.	US$	35,215	105,441	255,205	180,781	7,190	583,832	559,363	Quarterly	2.64	1.95
97.036.000-K	SANTANDER	Chile	US$	6,090	18,189	43,941	790	-	69,010	66,861	Quarterly	2.70	2.16
0-E	RRPF ENGINE LEASING	England	US$	1,148	3,420	8,932	8,146	-	21,646	18,779	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,652	4,902	13,138	5,709	-	25,401	24,225	Quarterly	3.17	2.57
0-E	BTMU	U.S.A.	US$	3,327	9,930	26,584	10,779	-	50,620	48,329	Quarterly	3.00	2.40
0-E	NATIXIS	France	US$	760	2,298	1,554	-	-	4,612	4,452	Quarterly	3.96	3.96
0-E	KfW IPEX-Bank	Germany	US$	1,799	1,802	-	-	-	3,601	3,567	Quarterly	2.78	2.78
0-E	AIRBUS FINANCIAL SERVICES	U.S.A.	US$	2,031	3,709	-	-	-	5,740	5,687	Monthly	2.28	2.28
0-E	US BANK	U.S.A.	US$	18,310	54,797	145,193	133,592	6,573	358,465	333,266	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,669	8,199	15,405	-	-	26,273	25,600	Monthly	2.50	2.50

Hedge derivative

	OTHERS		US$	8,311	11,292	53,799	24,401	53,237	151,040	148,007

	TOTAL			626,569	945,395	2,865,903	1,898,250	2,332,347	8,668,464	7,456,766

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2020 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

							More
				Up to	More than 90 days	More than one to	than three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	172	500	555	-	-	1,227	1,142	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	2,336	31,169	51,682	-	-	85,187	83,013	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	834	2,452	2,458	-	-	5,744	5,523	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	10,158	141,330	-	-	-	151,488	160,076	Quarterly	5.39	5.39
0-E	GA TELESIS LLC	U.S.A.	US$	677	1,753	4,675	4,675	9,896	21,676	13,189	Monthly	14.72	14.72
	TOTAL			14,177	177,204	59,370	4,675	9,896	265,322	262,943

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	144,212	408,338	975,926	868,654	1,252,773	3,649,903	2,941,023	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,498	9,757	21,392	19,986	13,867	68,500	54,431	-	-	-
			CLP	43	87	-	-	-	130	128	-	-	-
			UF	2,265	4,274	4,210	1,081	2,465	14,295	14,263	-	-	-
			COP	63	76	28	-	-	167	160	-	-	-
			EUR	166	395	563	63	-	1,187	1,110	-	-	-
			GBP	11	-	-	-	-	11	11	-	-	-
			PEN	57	94	195	42	-	388	207	-	-	-
			BRL	2,159	5,136	6,786	32,515	-	46,596	42,034	-	-	-
													-
Trade and other accounts payables
-	OTHERS	OTHERS	US$	600,310	2,962	-	-	-	603,272	603,272	-	-	-
			CLP	181,849	12,346	-	-	-	194,195	194,195	-	-	-
			BRL	407,434	663	-	-	-	408,097	408,097	-	-	-
			Other currency	315,810	1,529	-	-	-	317,339	317,339	-	-	-
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	139	-	-	-	-	139	139	-	-	-
Foreing	Delta Airlines	U.S.A	USD	1,401	-	-	-	-	1,401	1,401	-	-	-
Foreing	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-
Foreing	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	1	-	-	-	-	1	1	-	-	-

	Total			1,659,425	445,657	1,009,100	922,341	1,269,105	5,305,628	4,577,818

	Total consolidated			2,300,171	1,568,256	3,934,373	2,825,266	3,611,348	14,239,414	12,297,527

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	24,387	76,256	-	-	-	100,643	99,000	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,489	50,758	-	-	-	202,247	200,000	At Expiration	2.93	2.93
76.100.458-1	HSBC	Chile	US$	12,098	-	-	-	-	12,098	12,000	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,277	-	-	-	29,277	29,000	At Expiration	2.82	2.82
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,336	10,544	-	-	-	15,880	15,615	Quarterly	3.35	3.35
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	484	1,451	63,872	-	-	65,807	62,769	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	1,514	4,809	141,719	-	-	148,042	137,860	Quarterly	3.62	4.61
Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	-	24,702	208,681	32,228	410,774	676,385	518,032	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	28,000	76,125	208,250	884,188	884,000	2,080,563	1,500,000	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	11,657	50,428	124,106	124,167	302,092	612,450	513,941	Quarterly / Semiannual	3.81	3.81
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,733	94,096	244,836	237,815	438,659	1,047,139	866,223	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	5,765	17,296	46,120	46,117	42,175	157,473	143,475	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	13,365	40,159	99,556	86,984	79,724	319,788	282,906	Quarterly	3.82	3.82
0-E	MUFG	U.S.A.	US$	5,552	27,068	73,726	73,914	209,621	389,881	322,660	Quarterly	3.43	3.43
0-E	INVESTEC	England	US$	1,980	11,164	26,153	11,071	-	50,368	44,087	Semiannual	6.35	6.35
Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	2,326	6,740	260,259	-	-	269,325	253,692	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	26,607	78,955	198,783	46,131	-	350,476	328,023	Quarterly	3.54	3.54
Financial lease
0-E	ING	U.S.A.	US$	4,025	8,108	-	-	-	12,133	11,806	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,994	15,026	6,671	-	-	26,691	26,091	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	19,412	56,148	117,881	16,653	-	210,094	200,907	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,950	1,950	-	-	-	3,900	3,827	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	9,353	25,211	28,663	22,502	10,354	96,083	87,729	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	35,251	105,691	261,181	203,232	14,382	619,737	591,684	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	6,145	18,394	47,911	3,158	-	75,608	72,551	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	1,152	3,432	8,967	8,679	568	22,798	19,643	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,661	4,977	13,259	7,380	-	27,277	25,708	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,367	10,081	26,827	14,153	-	54,428	51,340	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	759	2,299	2,330	-	-	5,388	5,154	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,804	3,607	-	-	-	5,411	5,328	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,038	5,746	-	-	-	7,784	7,664	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	18,328	54,864	145,364	140,555	17,681	376,792	349,127	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,652	8,136	18,194	-	-	28,982	28,087	Monthly	3.45	3.45
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	26,111	78,742	-	-	-	104,853	101,026	Quarterly	6.00	6.00
Hedge derivative
-	OTHERS	-	US$	-	11,582	18,641	13,530	-	43,753	16,972	-	-	-

	Total			461,295	1,013,822	2,391,950	1,972,457	2,410,030	8,249,554	6,933,927

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Up to	More than 90 days	More than one to	More than three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	173	499	722	-	-	1,394	1,289	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	4,140	7,965	77,028	-	-	89,133	86,256	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	835	2,450	3,277	-	-	6,562	6,280	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,286	151,047	-	-	-	162,333	169,931	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US$	677	1,753	4,675	4,675	10,480	22,260	13,495	Monthly	14.72	14.72
	Total			17,111	163,714	85,702	4,675	10,480	281,682	277,251

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	146,036	417,929	1,002,564	877,353	1,357,910	3,801,792	3,042,231	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,017	8,649	21,381	19,815	16,314	69,176	53,931	-	-	-
			CLP	160	478	531	-	-	1,169	1,195	-	-	-
			UF	2,713	4,736	5,789	1,373	2,956	17,567	17,145	-	-	-
			COP	71	161	37	2	-	271	259	-	-	-
			EUR	163	387	592	122	-	1,264	1,175	-	-	-
			GBP	16	10	-	-	-	26	24	-	-	-
			MXN	37	93	245	10	-	385	359	-	-	-
			PEN	95	129	83	16	-	323	306	-	-	-
			Other currencies	2,770	8,370	8,508	43,104	-	62,752	55,532	-	-	-
Trade and other accounts payables
-	OTHERS	OTHERS	US$	371,527	13,993	-	-	-	385,520	385,520	-	-	-
			CLP	220,383	905	-	-	-	221,288	221,288	-	-	-
			BRL	486,082	320	-	-	-	486,402	486,402	-	-	-
			Other currencies	576,378	1,716	-	-	-	578,094	578,094	-	-	-
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	53	-	-	-	-	53	53	-	-	-
Foreing	Patagonia Seafarms INC	U.S.A.	CLP	3	-	-	-	-	3	3	-	-	-

	Total			1,809,504	457,876	1,039,730	941,795	1,377,180	5,626,085	4,843,517

	Total consolidated			2,287,910	1,635,412	3,517,382	2,918,927	3,797,690	14,157,321	12,054,695

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2019, the Company had delivered US$ 23.7 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of March 31, 2020, US$ 69.8 million were delivered in guarantees corresponding to cash and standby letters of credit. The increase was due to: i) the expiration of hedge contracts, ii) acquisition of new hedge contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is a product of the ability to meet long-term financial commitments. As of March 31, 2020, and as a consequence of the expected drop in demand due to the COVID-19 pandemic, Standard & Poor’s, Fitch Ratings and Moody’s, downgraded the Company’s long-term international rating, compared to the rating. as of December 31, 2019, from BB- to B (Standard & Poor’s), from BB- to B + (Fitch Ratings) and from Ba3 to B1 (Moody’s). In addition, the three agencies keep the Company’s rating under review for possible additional negative action. See Note 37 for updated Credit Rating at the day of the issue of this Financial Statements.

3.3.	Estimates of fair value.

At March 31, 2020, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information.

Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2020				As of December 31, 2019
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	(Unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	504,288	504,288	-	-	222,094	222,094	-	-
Short-term mutual funds	504,288	504,288	-	-	222,094	222,094	-	-

Other financial assets, current	168,023	154,578	13,445	-	471,797	386,688	85,109	-
Fair value interest rate derivatives	2,924		2,924	-	27,044	-	27,044	-
Fair value of fuel derivatives	-	-	-	-	48,542	-	48,542	-
Fair value of foreign currency derivative	2,574	-	2,574	-	586	-	586	-
Accrued interest since the last payment date Swap of currencies	42	-	42	-	3	-	3	-
Derivative not recognized as a hedge					-	-	-	-
Private investment funds	151,066	151,066	-	-	386,669	386,669	-	-
Certificate of Deposit (CBD)	7,905	-	7,905	-	8,934	-	8,934	-
Domestic and foreign bonds	3,512	3,512	-	-	19	19	-	-

Liabilities

Other financial liabilities, current	177,056	-	177,056	-	50,372	-	50,372	-
Fair value of interest rate derivatives	30,262	-	30,262	-	302	-	302	-
Fair value of fuel derivatives					-	-	-	-
Fair value of foreign currency derivatives	99,035	-	99,035	-	48,347	-	48,347	-
Interest accrued since the last payment date of Currency Swap	4,381	-	4,381	-	1,723	-	1,723	-
Fuel price derivative not registered as hedging	43,378	-	43,378	-	-	-	-	-

Additionally, at March 31, 2020, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2020		As of December 31, 2019
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,006,510	1,006,510	850,486	850,486
Cash on hand	4,568	4,568	4,982	4,982
Bank balance	405,773	405,773	329,633	329,633
Overnight	420,865	420,865	350,080	350,080
Time deposits	175,304	175,304	165,791	165,791
Other financial assets, current	95,007	95,007	-	-
Other financial assets	95,007	95,007	-	-
Trade debtors, other accounts receivable and Current accounts receivable	579,912	579,912	1,244,348	1,244,348
Accounts receivable from entities related, current	20,975	20,975	19,645	19,645
Other financial assets, not current	40,935	40,935	46,907	46,907
Accounts receivable, non-current	5,046	5,046	4,725	4,725

Other current financial liabilities	1,939,493	2,112,861	1,835,288	2,019,068
Accounts payable for trade and other accounts payable, current	1,980,570	2,112,118	2,220,500	2,220,500
Accounts payable to entities related, current	1,548	1,548	56	56
Other financial liabilities, not current	8,712,172	8,961,787	8,530,418	8,387,939
Accounts payable, not current	639,223	639,223	619,110	619,110

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Property Plant and Equipment are tested for impairment whenever events or changes in circumstances indicate that they might be impaired and that for the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets (air transport cash generating unit).

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the anticipated sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years. As of March 31, 2020 the deferred income associated with the air tickets sold amounts to ThUS $ 967,204 (ThUS $ 1,511,991 as of December 31, 2019). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of March 31, 2020, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS $ 1,301,572 (ThUS $ 1,332,173 as of December 31, 2019). A hypothetical change of one percentage point in the probability of swaps would translate into an impact of ThUS $ 26,335 in the results as of 2020 (ThUS $ 30,506 in the results as of 2019). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS $ 233,847 as of March 31, 2020 (ThUS $ 354,847 as of December 31, 2019). A hypothetical change of two percentage points in exchange probability would translate into an impact of ThUS $ 1,900 in the results as of 2020 (ThUS $ 3,150 in the results as of 2019).

The Company estimates the probability of non-use using a predictive model according to the exchange behaviors and validity of the miles and points using judgments and critical assumptions that consider the activity of historical use and the pattern of expected use.

For the LATAM Pass Brasil loyalty program, expiration occurs after a fixed period of time from accumulation, the model is built by the administration considering historical expiration rates, exchange behaviors and relevant segmentations.

For the LATAM Pass loyalty program, there are rules that allow the renewal of the mileage balance, therefore, the administration together with an external specialist develop a predictive model of non-use, which allows generating rates of non-use of miles based on of historical information, corresponding to the behavior regarding the accumulation, use and expiration of your LATAM miles.

(f)	Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or implicit, as a result of past events, it is likely that an outflow of resources will be necessary to settle the obligation and the amount is has reliably estimated. Based on available information, the Company uses the knowledge, experience and professional judgment, to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee’s incremental loan rate was used, which is derived from the information available on the lease commencement date, to determine the present value of the lease payments. We consider our recent debt issues, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used as of January 1, 2019 (the date of adoption of the standard) would increase the lease liability by approximately ThUS $ 73.6 million.

(ii)	Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of March 31, 2020, the Company considers that it has a single operating segment, that of Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common worldwide in the airline industry.

Until June 2019, the Company presented two operating segments, the one corresponding to Air transport and the Multiplus coalition and loyalty program segment, discussed in Note 1, the Company Multiplus S.A. Administrator of the Coalition and Loyalty Program Multiplus merged into TAM Linhas Aereas S.A., ceasing to be an entity with independent administration. The Multiplus coalition and Loyalty program, which was defined as an operating segment, due to this independent administration, became part of the Air Transport segment together with the LATAM Pass and LATAM fidelidades programs.

For the period ended

	Air Transportation
	At March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Income from ordinary activities from external customers (*)	2,266,091	2,431,478
Passenger	2,013,702	2,167,982
Freight	252,389	263,496
Income from ordinary activities from transactions with other operating segments	-	-
Other operating income	86,234	93,790
Interest income	7,088	5,891
Interest expense	(127,354)	(138,446)
Total net interest expense	(120,266)	(132,555)
Depreciation and amortization	(383,122)	(351,644)
Material non-cash items other than depreciation and amortization	(46,746)	(13,294)
Disposal of fixed assets and inventory losses	(25,088)	(7,805)
Doubtful accounts	(10,472)	(16,349)
Exchange differences	(10,864)	8,949
Result of indexation units	(322)	1,911
Income (loss) attributable to owners of the parents	(2,120,243)	(60,074)
Expenses for income tax	(202,676)	(13,041)
Segment profit / (loss)	(2,123,501)	(56,597)
Assets of segment	17,560,706	20,225,507
Segment liabilities	17,096,112	16,863,240
Amount of non-current asset additions	222,157	189,918
Property, plant and equipment	208,595	171,629
Intangibles other than goodwill	13,562	18,289
Purchase of non-monetary assets of segment	148,686	200,330

(*)	The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

For the period ended
	Air	Segment		Air
	Transportation	Adjustment	Eliminations	Transportation
	At March 31,	At March 31,	At March 31,	At March 31,
	2019	2019	2019	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously
	Reported			Restated
	Unaudited
Income from ordinary activities from external customers (*)	2,423,316	20,558	(12,396)	2,431,478
Passenger	2,159,820	20,558	(12,396)	2,167,982
Freight	263,496	-	-	263,496
Income from ordinary activities from transactions with other operating segments	-	-	-	-
Other operating income	71,638	22,152	-	93,790
Interest income	1,666	4,225	-	5,891
Interest expense	(138,446)	-	-	(138,446)
Total net interest expense	(136,780)	4,225	-	(132,555)
Depreciation and amortization	(350,005)	(1,639)	-	(351,644)
Material non-cash items other than depreciation and amortization	(13,291)	(3)	-	(13,294)
Disposal of fixed assets and inventory losses	(7,805)	-	-	(7,805)
Doubtful accounts	(16,292)	(57)	-	(16,349)
Exchange differences	8,895	54	-	8,949
Result of indexation units	1,911	-	-	1,911
Income (loss) attributable to owners of the parents	(81,093)	21,019	-	(60,074)
Expenses for income tax	(1,573)	(11,468)	-	(13,041)
Segment profit / (loss)	(77,616)	21,019	-	(56,597)
Assets of segment	19,059,300	1,171,644	(5,437)	20,225,507
Segment liabilities	16,426,132	457,288	(20,180)	16,863,240
Amount of non-current asset additions	189,918	-	-	189,918
Property, plant and equipment	171,629	-	-	171,629
Intangibles other than goodwill	18,289	-	-	18,289
Purchase of non-monetary assets of segment	200,330	-	-	200,330

(*)	The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Peru	179,774	180,933
Argentina	133,961	186,352
U.S.A.	238,137	161,846
Europe	171,260	189,803
Colombia	91,007	84,350
Brazil	844,097	855,285
Ecuador	44,367	48,907
Chile	358,741	414,197
Asia Pacific and rest of Latin America	204,747	209,805
Income from ordinary activities	2,266,091	2,331,478
Other operating income	86,234	93,790

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Cash on hand	4,568	4,982
Bank balances	405,773	329,632
Overnight	420,865	350,080
Total Cash	831,206	684,694
Cash equivalents
Time deposits	175,304	165,791
Mutual funds	504,288	222,094
Total cash equivalents	679,592	387,885
Total cash and cash equivalents	1,510,798	1,072,579

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	March 31,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
	Unaudited
Argentine peso	28,455	16,579
Brazilian real	190,465	197,354
Chilean peso	29,656	50,521
Colombian peso	45,842	48,191
Euro	27,742	21,927
US Dollar	1,130,220	667,785
Other currencies	58,418	70,222
Total	1,510,798	1,072,579

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of March 31, 2020 (Unaudited)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,006,510	504,288	-	1,510,798
Other financial assets, current (*)	106,465	151,067	5,498	263,030
Trade and others accounts receivable, current	579,912	-	-	579,912
Accounts receivable from related entities, current	20,975	-	-	20,975
Other financial assets, non current	40,935	-	-	40,935
Accounts receivable, non current	5,046	-	-	5,046
Total	1,759,843	655,355	5,498	2,420,696

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	1,939,493	43,378	133,678	2,116,549
Trade and others accounts payable, current	1,980,570	-	-	1,980,570
Accounts payable to related entities, current	1,548	-	-	1,548
Other financial liabilities, non-current	8,691,988	-	20,184	8,712,172
Accounts payable, non-current	639,223	-	-	639,223
Total	13,252,822	43,378	153,862	13,450,062

(*) The value presented as fair value with changes in the result, corresponds mainly to private investment funds, and as measured at amortized cost they correspond to guarantees delivered.

As of December 31, 2019

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	850,485	222,094	-	1,072,579
Other financial assets, current (*)	36,660	386,669	76,175	499,504
Trade and others accounts receivable, current	1,244,348	-	-	1,244,348
Accounts receivable from related entities, current	19,645	-	-	19,645
Other financial assets, non current	46,907	-	-	46,907
Accounts receivable, non current	4,725	-	-	4,725
Total	2,202,770	608,763	76,175	2,887,708

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current (*)	1,835,288	50,372	1,885,660
Trade and others accounts payable, current accounts payables, current	2,222,874	-	2,222,874
Accounts payable to related entities, current	56	-	56
Other financial liabilities, non current	8,530,396	22	8,530,418
Accounts payable, non-current	619,110	-	619,110
Total	13,207,724	50,394	13,258,118

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	480,616	1,073,599
Other accounts receivable	200,366	275,876
Total trade and other accounts receivable	680,982	1,349,475
Less: Expected credit loss	(96,024)	(100,402)
Total net trade and accounts receivable	584,958	1,249,073
Less: non-current portion – accounts receivable	(5,046)	(4,725)
Trade and other accounts receivable, current	579,912	1,244,348

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of March 31, 2020			As December 31, 2019
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	4%	290,596	(12,470)	2%	875,889	(16,433)
From 1 to 90 days	15%	66,529	(9,918)	8%	56,537	(4,253)
From 91 to 180 days	21%	20,754	(4,295)	28%	16,922	(4,747)
From 181 to 360 days	54%	26,590	(14,309)	39%	47,865	(18,459)
more of 360 days	72%	76,147	(55,032)	74%	76,386	(56,510)
Total	20%	480,616	(96,024)	9%	1,073,599	(100,402)

(1)	Corresponds to the expected average rate.
(2)	the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	March 31,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
	Unaudited
Argentine Peso	14,294	47,079
Brazilian Real	217,477	537,224
Chilean Peso	62,752	131,543
Colombian Peso	2,394	2,288
Euro	30,746	32,711
US Dollar	219,328	436,774
Korean Won	7,146	8,172
Mexican Peso	3,627	6,093
Australian Dollar	3,349	20,964
Pound Sterling	3,254	7,428
South African Rand	1,623	2,982
Uruguayan Peso (New)	1,515	1,375
Thai Bht	1,463	1,559
Swiss Franc	1,432	535
Russian Ruble	1,419	896
Japanese Yen	1,406	1,222
Swedish crown	1,405	2,012
New Zealand Dollar	1,018	1,148
Costa Rican Colon	1,010	1,390
Other Currencies	8,300	5,678
Total	584,958	1,249,073

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2019 (Unaudited)	(97,991)	421	(15,557)	(113,127)
From April 1 to December 31, 2019	(113,127)	12,148	577	(100,402)
From January 1 to March 31, 2020 (Unaudited)	(100,402)	1,940	2,438	(96,024)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2020			As of December 31, 2019
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	480,616	(96,024)	384,592	1,073,599	(100,402)	973,197
Other accounts receivable	200,366	-	200,366	275,876	-	275,876

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2020	2019
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	20,953	19,400
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	-	205
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	17	36
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	CLP	1	1
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	1	-
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA.	Related director	Chile	CLP	1	1
	Total current assets				20,975	19,645

(b)	Accounts payable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2020	2019
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	139	53
Foreign	Delta Airlines	Common shareholder	U.S.A.	US$	1,401	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	3
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	1	-
	Total current liabilities				1,548	56

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Technical stock	326,561	315,286
Non-technical stock	33,867	38,946
Total	360,428	354,232

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	29,572	21,193
Provision for obsolescence Non-technical stock	10,691	11,610
Total	40,263	32,803

The resulting amounts do not exceed the respective net realization values.

For the period ended March 31, 2020, the Company recorded ThUS$ 26,196 (ThUS$ 32,239 for the period ended December 31, 2019) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets
Private investment funds	151,066	386,669	-	-	151,066	386,669
Deposits in guarantee (aircraft)	7,905	8,934	28,207	28,599	36,112	37,533
Guarantees for margins of derivatives	89,076	21,200	-	-	89,076	21,200
Other investments	-	-	493	494	493	494
Domestic and foreign bonds	3,512	19	-	-	3,512	19
Other guarantees given	5,931	6,507	12,235	15,138	18,166	21,645

Subtotal of other financial assets	257,490	423,329	40,935	44,231	298,425	467,560

(b) Hedging derivate asset
Accrued Interest since the last payment date
Cross currency swap of currencies	42	3	-	-	42	3
Fair value of interest rate derivatives	2,924	27,044	-	2,676	2,924	29,720
Fair value of foreign currency derivatives	2,574	586	-	-	2,574	586
Fair value of fuel price derivatives	-	48,542	-	-	-	48,542

Subtotal of derivate assets	5,540	76,175	-	2,676	5,540	78,851

Total Other Financial Assets	263,030	499,504	40,935	46,907	303,965	546,411

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b)	The balances by currencies that make up the Other financial assets are as follows:

	As of	As of
	March 31,	December 31,
Type of currency	2020	2019
	ThUS$	ThUS$
	Unaudited
Argentine peso	93	94
Brazilian real	160,745	417,477
Chilean peso	25,983	26,073
Colombian peso	3,920	522
Euro	1,142	1,525
U.S.A dollar	109,629	97,988
Other currencies	2,453	2,732
Total	303,965	546,411

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft insurance and other	2,515	11,179	-	523	2,515	11,702
Others	15,046	15,167	7,781	1,832	22,827	16,999
Subtotal advance payments	17,561	26,346	7,781	2,355	25,342	28,701

(b) Contract assets (1)

GDS costs	13,969	16,593	-	-	13,969	16,593
Credit card commissions	14,176	23,437	-	-	14,176	23,437
Travel agencies commissions	8,669	16,546	-	-	8,669	16,546
Subtotal advance payments	36,814	56,576	-	-	36,814	56,576

(c) Other assets

Aircraft maintenance reserve (2)	27,987	27,987	17,844	17,844	45,831	45,831
Sales tax	152,989	167,987	33,518	34,680	186,507	202,667
Other taxes	12,003	34,295	-	-	12,003	34,295
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	116,407	149,310	116,407	149,310
Subtotal other assets	193,237	230,527	168,508	202,573	361,745	433,100
Total Other Non - Financial Assets	247,612	313,449	176,289	204,928	423,901	518,377

(1)	Movement of Contracts assets:

			Difference
	Initial		by		Final
	balance	Activation	conversion	Amortization	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2019(Unaudited)	48,957	48,771	(4,937)	(47,799)	44,992
From April 1 to December 31, 2019	44,992	117,529	(13)	(105,932)	56,576
From January 1 to March 31, 2020(Unaudited)	56,576	129,700	(9,365)	(140,097)	36,814

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These deposits are calculated based on the operation, measured in cycles or flight hours, are paid periodically, and it is contractually stipulated that they be returned to the Company each time major maintenance is carried out. At the end of the lease, the unused maintenance reserves are returned to the Company or used to compensate the lessor for any debt related to the maintenance conditions of the aircraft.

In some cases, (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2020, maintenance reserves amount to ThUS$ 45,831 (ThUS$ 45,831 as of December 31, 2019), corresponding to 8 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classifieds as held for sale at March 31, 2020 and December 31, 2019, are detailed below:

	As of March 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	463,464	482,806
Engines and rotables	1,811	1,943
Other assets	367	401
Total	465,642	485,150

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

a) Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2019, four Airbus A350, aircraft two Boeing 767, were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during the same period 2019, the sale of one motor spare Boeing 767 and one Boeing 767 aircraft were materialized. As a result of the above, during 2019, adjustments for US $ 2 million of expense were recognized to record these assets at their net realizable value.

During the year 2020, the sale of a Boeing 767 aircraft took place and therefore US $ 5.5 million was recognized as profit from the transaction.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
Aircraft	March 31, 2020	December 31, 2019
	Unaudited
Boeing 767	-	1
Airbus A350	4	4
Total	4	5

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of March 31, 2020	As of December 31, 2019
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A.	Argentina	ARS	99.98370	99.98370
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Income for the period
	Statement of financial position as of March 31, 2020						ended March 31, 2020
Name of significant	Total	Current	Non-current	Total	Current	Non-current		Net
subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	507,847	468,319	39,528	518,776	517,162	1,614	270,614	(5,333)
Lan Cargo S.A.	629,569	340,445	289,124	445,884	386,508	59,376	68,838	11,420
Lan Argentina S.A.	261,489	254,957	6,532	103,585	101,187	2,398	65,920	(53,008)
Transporte Aéreo S.A.	389,232	122,067	267,165	138,999	42,519	96,480	78,097	12,425
Latam Airlines Ecuador S.A.	103,436	99,680	3,756	106,993	96,750	10,243	38,562	(2,958)
Aerovías de Integración Regional, AIRES S.A.	121,723	118,418	3,305	64,860	56,765	8,095	62,330	(29,224)
TAM S.A. (*)	3,630,338	1,942,543	1,687,795	2,810,161	2,031,551	778,610	1,099,116	(339,118)

							Income for the period
	Statement of financial position as of December 31, 2019						ended December 31, 2019
Name of significant	Total	Current	Non-current	Total	Current	Non-current		Net
subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A.	519,363	481,592	37,771	510,672	508,541	2,131	1,186,668	(1,739)
Lan Cargo S.A.	634,852	334,725	300,127	462,666	398,872	63,794	274,774	(4,157)
Lan Argentina S.A.	262,049	255,641	6,408	89,070	86,912	2,158	218,989	(133,408)
Transporte Aéreo S.A.	359,335	101,128	258,207	142,423	46,383	96,040	315,105	14,610
Latam Airlines Ecuador S.A.	99,019	95,187	3,832	97,198	86,810	10,388	229,797	(3,411)
Aerovías de Integración Regional, AIRES S.A.	187,001	135,344	51,657	78,990	70,643	8,347	291,235	(3,009)
TAM S.A. (*)	5,036,864	2,580,665	2,456,199	3,497,559	2,556,280	941,279	5,013,293	185,720

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling

			As of	As of	As of	As of
Equity	Tax No.	Country of origin	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	(3,279)	2,609
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	386	369
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.01630	704	(6,276)
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	5	50
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	0.87000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(4)	(7)
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(666)	(755)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	490	899
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	968	1,503
Total					(1,393)	(1,605)

			For the period ended		For the period ended
Incomes	Tax No.	Country of origin	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	(3,265)	(2,000)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	19	9
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.01630	84	82
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	17	19
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	2	(2)
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	89	(569)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(236)	(27)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	32	239
Multiplus S.A.(*)	0-E	Brazil	0.00000	0.00000	-	5,726
Total					(3,258)	3,477

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	627,515	845,959	627,515	845,959
Loyalty program	204,536	263,806	204,536	263,806
Computer software	220,438	220,993	631,341	656,699
Developing software	69,377	99,193	69,377	99,193
Trademarks (1)	12,307	17,959	39,788	51,326
Other assets	304	331	1,315	1,315
Total	1,134,477	1,448,241	1,573,872	1,918,298

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	139	18,150	-	-	18,289
Withdrawals	-	(10)	-	-	(10)
Transfer software	37,007	(37,075)	-	-	(68)
Foreign exchange	(431)	(272)	(4,446)	(1,707)	(6,856)
Amortization	(15,448)	-	-	(2,655)	(18,103)
Closing balance as of March 31, 2019 (Unaudited)	177,736	132,646	824,523	299,419	1,434,324

Opening balance as of April 1, 2019	177,736	132,646	824,523	299,419	1,434,324
Additions	139	73,221	47,587	-	120,947
Withdrawals	(270)	(1,113)	-	-	(1,383)
Transfer software	99,928	(103,027)	-	-	(3,099)
Foreign exchange	(1,550)	(2,534)	(26,151)	(9,905)	(40,140)
Amortization	(54,659)	-		(7,749)	(62,408)
Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	-	13,562	-	-	13,562
Withdrawals	(3)	-	(36,896)	-	(36,899)
Transfer software	37,195	(37,335)	-	-	(140)
Foreign exchange	(19,457)	(6,043)	(181,548)	(63,303)	(270,351)
Amortization	(18,317)	-	-	(1,619)	(19,936)
Closing balance as of March 31, 2020 (Unaudited)	220,742	69,377	627,515	216,843	1,134,477

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

(2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of March 31, 2020, amounts to ThUS $ 489,933 (ThUS $ 470,057 as of December 31, 2019).

NOTE 16 – GOODWILL

As of March 31, 2020, the Company, as a result of what is described below, has recognized an impairment for the total Goodwill. As of December 31, 2019, its value was ThUS $ 2,209,576.

Movement of Goodwill, separated by CGU:

		Coalition and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(8,280)	(2,523)	(10,803)

Closing balance as of March 31, 2019 (Unaudited)	1,836,856	446,413	2,283,269

Opening balance as of April 1, 2019	1,836,856	446,413	2,283,269
Increase (decrease) due to exchange rate differences	(58,853)	(14,840)	(73,693)
Transfer from Multiplus S.A. (see nota 1)	431,573	(431,573)	-

Closing balance as of December 31, 2019	2,209,576	-	2,209,576

Opening balance as of January 1, 2020	2,209,576	-	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	-	(480,601)
Impairment Indicator	(1,728,975)	-	(1,728,975)

Closing balance as of March 31, 2020 (unaudited)	-	-	-

As of March 31, 2020, the Company maintains only the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas (see Note 1), and changes in the management structure.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania.

As of March 31, 2020 LATAM Airlines S.A. It maintains a suspension of a large part of the operation and as a result of the impacts mentioned in Note 2 associated with COVID 19, signs of impairment were identified that led the company to carry out an impairment test. Impairment indicator are: Increase in uncertainty about pandemic, increase in market interest rates, fall in share price and decrease in operations.

The recoverable amount of the CGU has been determined based on calculations of the value in use. These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Bank of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of March 31, 2020 the recoverable values were determined using the following assumptions presented below:

Air transportation
CGU
Annual growth rate (Terminal)%		1.1
Exchange rate (1)	R$/US$	4.8 - 5.2
Discount rate based on the weighted average cost of capital (WACC) (2)%		8.0 - 19.4
Fuel Price from futures price curves commodities markets	US$/barrel	52-75

(1)	In line with the expectations of the Central Bank of Brazil
(2)	As a result of the distortion generated by the current contingency in market rates, a multi-period WACC was used for each of the years of the projection, starting at 19.4% for the first year and reaching 8.0% from the Third year onward.

WAAC sensitivity

At using a single rate the possible impairment scenario will be as follow:

WAAC	Actual ThUS$	7,5% ThUS$	8,0% ThUS$	9,0% ThUS$	10,0% ThUS$
Headroom (Impairment)	(1.716)	381	(564)	(2.095)	(3.280)

The estimated recoverable amount of ThUS $ 9,398 was compared to the net book values of the cash-generating unit, resulting in an impairment loss of ThUS $ 1,729, equivalent to the total capital gain as of March 31, 2020. The total amount was recognized in the consolidated statement of income under Other gains (losses). There were no additional amounts of impairment that needed to be adjusted to other non-financial assets.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	382,128	372,589	-	-	382,128	372,589
Land	43,058	48,406	-	-	43,058	48,406
Buildings	123,705	133,488	(54,880)	(58,626)	68,825	74,862
Plant and equipment	14,273,074	13,993,044	(5,090,338)	(4,630,001)	9,182,736	9,363,043
Own aircraft	13,632,648	13,268,562	(4,893,555)	(4,421,211)	8,739,093	8,847,351
Other (2)	640,426	724,482	(196,783)	(208,790)	443,643	515,692
Machinery	27,178	33,658	(23,108)	(28,441)	4,070	5,217
Information technology equipment	148,176	161,992	(129,504)	(141,216)	18,672	20,776
Fixed installations and accessories	152,885	171,469	(101,662)	(111,635)	51,223	59,834
Motor vehicles	59,497	67,060	(53,338)	(60,327)	6,159	6,733
Leasehold improvements	230,257	234,249	(137,435)	(135,789)	92,822	98,460
Subtotal Properties, plant and equipment	15,439,958	15,215,955	(5,590,265)	(5,166,035)	9,849,693	10,049,920

b) Right of use
Aircraft	5,432,114	5,438,404	(2,770,222)	(2,669,864)	2,661,892	2,768,540
Other assets	247,970	255,149	(160,282)	(153,991)	87,688	101,158
Subtotal Right of use	5,680,084	5,693,553	(2,930,504)	(2,823,855)	2,749,580	2,869,698
Total	21,120,042	20,909,508	(8,520,769)	(7,989,890)	12,599,273	12,919,618

(1)	As of march 31, 2020, includes advances paid to aircraft manufacturers for ThUS$ 358,734 (ThUS$ 348,148 as of December 31, 2019)

(2)	Consider mainly rotables and tools.

a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	9,953,365
Additions	6,879	7,950	-	188,281	1,442	13	14	13,127	217,706
Disposals	-	-	-	(28)	-	-	(11)	-	(39)
Withdrawals	-	-	-	(9,661)	-	-	-	-	(9,661)
Depreciation expenses	-	-	(1,521)	(186,049)	(2,363)	(2,908)	(27)	(4,950)	(197,818)
Foreign exchange	(92)	(208)	(148)	(3,835)	95	(339)	(115)	(67)	(4,709)
Other increases (decreases)	(31,253)	-	-	15,600	21	727	-	-	(14,905)
Changes, total	(24,466)	7,742	(1,669)	4,308	(805)	(2,507)	(139)	8,110	(9,426)
Closing balance as of March 31, 2019 (Unaudited)	605,854	53,166	110,896	8,991,890	21,759	68,502	495	91,377	9,943,939
Opening balance as of April 1, 2019	605,854	53,166	110,896	8,991,890	21,759	68,502	495	91,377	9,943,939
Additions	15,005	-	-	1,506,359	5,138	13	59	21,861	1,548,435
Disposals	-	(28)	(47)	(23,917)	(13)	(75)	-	-	(24,080)
Withdrawals	(20)	-	-	(55,177)	(85)	(77)	-	(362)	(55,721)
Depreciation expenses	-	-	(4,247)	(590,176)	(6,211)	(9,037)	(67)	(14,051)	(623,789)
	(1,248)	(895)	(766)	(20,780)	(329)	(1,668)	(10)	(365)	(26,061)
Other increases (decreases)	(247,002)	(3,837)	(30,974)	(433,683)	517	2,176	-	-	(712,803)
Changes, total	(233,265)	(4,760)	(36,034)	382,626	(983)	(8,668)	(18)	7,083	105,981
Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Additions	3,698	-	-	204,147	742	8	-	-	208,595
Disposals	-	-	-	(1,414)	(15)	-	(3)	-	(1,432)
Withdrawals	-	-	-	(25,369)	(8)	-	-	-	(25,377)
Depreciation expenses	-	-	(1,240)	(203,544)	(1,692)	(2,264)	(21)	(3,577)	(212,338)
Foreign exchange	(3,532)	(5,348)	(4,797)	(147,587)	(1,367)	(7,665)	-	(2,061)	(172,357)
Other increases (decreases)	9,373	-	-	(8,237)	236	1,310	-	-	2,682
Changes, total	9,539	(5,348)	(6,037)	(182,004)	(2,104)	(8,611)	(24)	(5,638)	(200,227)
Closing balance as of March 31, 2020 (Unaudited)	382,128	43,058	68,825	9,192,512	18,672	51,223	453	92,822	9,849,693

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS$	ThUS$	ThUS$
Opening balances as of January 1, 2019	2,456,333	92,111	2,548,444
Additions	171,629	-	171,629
Depreciation expense	(92,396)	(5,423)	(97,819)
Difference for subsidiaries conversion	(453)	(240)	(693)
Total changes	78,780	(5,663)	73,117
Final balances as of March 31, 2019 (Unaudited)	2,535,113	86,448	2,621,561

Opening balances as of April 1, 2019	2,535,113	86,448	2,621,561
Additions	560,860	20,675	581,535
Depreciation expense	(285,514)	(17,051)	(302,565)
Difference for subsidiaries conversion	(1,597)	(2,271)	(3,868)
Other increases (decreases)	(40,323)	13,358	(26,965)
Total changes	233,426	14,711	248,137
Final balances as of December 31, 2019	2,768,539	101,159	2,869,698

Opening balances as of January 1, 2020	2,768,539	101,159	2,869,698
Additions	-	51	51
Depreciation expense	(100,359)	(6,269)	(106,628)
Difference for subsidiaries conversion	(6,288)	(10,912)	(17,200)
Other increases (decreases)	-	3,659	3,659
Total changes	(106,647)	(13,471)	(120,118)

Final balances as of March 31, 2020 (Unaudited)	2,661,892	87,688	2,749,580

(c)	Composition of the fleet

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of March 31, 2020		As of December 31, 2019		As of March 31, 2020		As of December 31, 2019		As of March 31, 2020		As of December 31, 2019
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	28		28		2		2		30		30
Boeing 767	300F	11	(1)	11	(1)	1		1		12	(1)	12	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	6		6		10		10		16		16
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	96	(2)	96	(2)	46		46		142	(2)	142	(2)
Airbus A320	NEO	7		7		6		6		13		13
Airbus A321	200	30		30		19		19		49		49
Airbus A350	900	2		2		7	(3)	7	(3)	9	(3)	9
Total		227		227		110		110		337		337

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.
(2)	Three aircraft leased to Salam Air and two to Sundair
(3)	Four aircraft leased to Qatar Airways, which are in assets by right of use.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of March 31, 2020		As of December 31, 2019
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	69,375	253,499	74,713	256,937
Trust Company			Airbus A320	63,581	265,704	70,644	256,651
			Boeing 767	56,462	191,403	61,728	196,244
			Boeing 787	114,936	128,521	120,938	127,283
	Wilmington	Aircraft and engines	Airbus A321	344,760	445,273	353,774	452,107
	Trust Company		Boeing 787	323,644	369,236	332,131	374,998
			Airbus A350	175,729	188,165	180,320	192,620
	Citibank N.A.	Aircraft and engines	Boeing 787	-	-	143,475	191,804

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	7,150	-	-
			Airbus A320	139,192	127,177	85,986	95,148
			Airbus A321 / A350	30,733	28,736	83,281	67,882
			Boeing 767	10,404	34,593	10,404	35,226
			Boeing 787	91,797	45,334	74,023	36,594

Bank Of Utah	BNP Paribas	Aircraft and engines (2)	Airbus A320 / A350	292,066	350,245	296,441	378,462
			Boeing 787	213,759	257,570	217,500	259,934
	Investec	Aircraft and engines (2)	Airbus A320 / A350	42,550	-	44,088	-
	SMBC	Aircraft and engines (2)	Airbus A350	130,000	140,393	-	-

Natixis	Natixis	Aircraft and engines	Airbus A321	272,252	388,444	282,927	384,224

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	16,487	10,688	-	-
			Airbus A320	110,639	198,107	-	-
			Airbus A321	41,599	96,697	-	-
			Airbus A350	15,960	26,823	-	-
			Airbus B767	24,410	53,164	-	-
			Airbus B787	23,156	19,345	-	-
			Rotables	162,477	14,198	-	-

UMB Bank	MUFG	Aircraft and engines	Airbus A320	167,371	242,207	106,250	149,607

MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	215,043	305,549	216,411	310,311

Total direct guarantee				3,149,455	4,188,221	2,755,034	3,766,032

(1)	For the syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	As of March 31, 2020, three A350 aircraft are classified under Non-current assets or groups of assets for disposal as held for sale.

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of march 31, 2020, amounts to ThUS$ 1,727,310 (ThUS$ 1,762,611 as of March 31, 2019). The book value of the assets with indirect guarantees as of march 31, 2020, amounts to ThUS$ 3,858,202 (ThUS$ 3,866,237 as of December 31, 2019).

As of march 31, 2020, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2020
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Seven letters of credit	3,554	Sep 30, 2020
Bank of Utah	Latam Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2020
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 06, 2020
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Six letters of credit	10,503	Sep 26, 2020
Sky High XXIV Leasing Company	Latam Airlines Group S.A.	Six letters of credit	4,831	Aug 05, 2020
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2020
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,500	Oct 19, 2020
Wells Fargo Bank	Latam Airlines Group S.A.	Eight letters of credit	13,870	Apr 30, 2020
Banc Of America	Latam Airlines Group S.A.	Three letters of credit	1,044	Jul 7, 2020
Macquaire Aircraft Leasing Services	Latam Airlines Group S.A.	Five letters of credit	2,456	Aug 1, 2020
TC Skyward Aviation US Inc	Tam Linhas Aéreas S.A.	One letter of credit	13,100	Oct 6, 2020
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,855	Apr 29, 2021
Wilmington Trust Company as Security Trustee	Latam Airlines Group S.A.	One letter of credit	1,290	Mar 13, 2021
			105,153

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	236,765	261,792
Commitments for the acquisition of aircraft (*)(**)	7,500,000	7,390,000

(*)	According to the manufacturer’s price list.

(**)	The current commitments do not consider 10 Airbus aircraft of the A350 family, included in a sales contract with Delta Air Lines, Inc.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2020	2021	2022	2023	2024-2026	Total

Airbus S.A.S. (*)	3	10	11	9	11	44
A320-NEO Family	3	10	11	9	9	42
A350 Family	-	-	-	-	2	2
The Boeing Company	2	2	-	2	-	6
Boeing 787-9	2	2	-	2	-	6
Total	5	12	11	11	11	50

(*)	During the third quarter of 2019 the company signed a sale contract with Delta Air Lines, Inc. for 14 Airbus A350 family aircraft, 10 were within the current aircraft purchase commitments and 4 that were already in PPE were classified as assets held for sale as of December 31, 2019.

As of March 31, 2020, as a result of the different aircraft purchase contracts signed with Airbus SAS, 42 Airbus A320 family aircraft remain to be received with deliveries between 2020 and 2024 and 2 Airbus aircraft of the A350 family with delivery dates. by 2026. The approximate amount, according to the manufacturer’s list prices, is ThUS $ 5,700,000.

As of March 31, 2020, as a result of the different aircraft purchase contracts signed with The Boeing Company, 6 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2020 and 2023. The approximate amount, according to list prices from the manufacturer, is ThUS $ 1,800,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		March 31,
		2020	2019
		Unaudited
Average rate of capitalization of capitalized interest costs	%	4.52	3.95
Costs of capitalized interest	ThUS$	3,415	7,060

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended march 31, 2020, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	44,205	10,968	-	-	44,205	10,968
Other recoverable credits	14,499	18,353	-	-	14,499	18,353
Total assets by current tax	58,704	29,321	-	-	58,704	29,321

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,930	11,925	-	-	2,930	11,925
Total liabilities by current tax	2,930	11,925	-	-	2,930	11,925

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Concept	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(19,443)	186,311	1,744,894	1,700,215
Assets by right of use	3,606	42,011	(88,087)	(91,470)
Amortization	(1,064)	(903)	49,110	52,233
Provisions	(32,740)	(139,346)	(165,251)	(182,913)
Revaluation of financial instruments	-	422	10,154	(9,857)
Tax losses	66,673	155,539	(1,244,525)	(1,200,729)
Intangibles	-	-	271,356	349,082
Other	344	(8,451)	(620)	242
Total	17,376	235,583	577,031	616,803

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to March 31, 2019 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,582,496)	(7,222)	-	197	(1,589,521)
Assets for right of use	85,752	35,922	-	-	121,674
Amortization	(56,863)	1,679	-	55	(55,129)
Provisions	37,328	(72,337)	656	(1,528)	(35,881)
Revaluation of financial instruments	(13)	1,850	426	(38)	2,225
Tax losses	1,369,150	29,476	-	(402)	1,398,224
Intangibles	(351,238)	14,647	-	2,016	(334,575)
Others	(14,662)	(1,055)	-	1,399	(14,318)
Total	(513,042)	2,960	1,082	1,699	(507,301)

(b)	From April 1 to December 31, 2019

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,589,521)	74,459	-	1,158	(1,513,904)
Assets for right of use	121,674	11,807	-	-	133,481
Amortization	(55,129)	1,666	-	327	(53,136)
Provisions	(35,881)	86,218	2,217	(8,987)	43,567
Revaluation of financial instruments	2,225	8,292	(12)	(226)	10,279
Tax losses	1,398,224	(39,592)	-	(2,364)	1,356,268
Intangibles	(334,575)	(26,365)	-	11,858	(349,082)
Others	(14,318)	6,899	-	(1,274)	(8,693)
Total	(507,301)	123,384	2,205	492	(381,220)

(c)	From January 1 to March 31, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,513,904)	(257,999)	-	7,566	(1,764,337)
Assets for right of use	133,481	(41,788)	-	-	91,693
Amortization	(53,136)	830	-	2,132	(50,174)
Provisions	43,567	148,439	(778)	(58,717)	132,511
Revaluation of financial instruments	10,279	(20,014)	1,053	(1,472)	(10,154)
Tax losses	1,356,268	(29,622)	-	(15,448)	1,311,198
Intangibles	(349,082)	252	-	77,474	(271,356)
Others	(8,693)	7,223	-	2,434	964
Total	(381,220)	(192,679)	275	13,969	(559,655)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. Therefore, as of March 31, 2020, the Company has stopped recognizing deferred tax assets of ThUS$ 301,080 (ThUS$ 110,933 as of December 31, 2019) which include deferred tax assets related to negative tax results of ThUS$ 489,492 (ThUS$ 338,679 at December 31, 2019).

Deferred tax expense and current income taxes:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	10,580	16,001
Adjustment to previous period’s current tax	(583)	-

Total current tax expense, net	9,997	16,001

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	192,679	(2,960)

Total deferred tax expense, net	192,679	(2,960)

Income/(loss) tax expense	202,676	13,041

Composition of income/(loss) tax expense:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	13,079	15,721
Current tax expense, net, Chile	(3,082)	280

Total current tax expense, net	9,997	16,001

Deferred tax expense, net, foreign	230,404	(1,823)
Deferred tax expense, net, Chile	(37,725)	(1,137)

Deferred tax expense, net, total	192,679	(2,960)

Income/(loss) tax expense	202,676	13,041

Income before tax from the Chilean legal tax rate (27% as of March 31, 2020 and 2019)

	For the period ended		For the period ended
	March 31,		March 31,
	2020	2019	2020	2019
	ThUS$	ThUS$	%	%
	Unaudited		Unaudited
Tax expense using the legal rate	(518,624)	(8,238)	27.00	27.00
Tax effect of rates in other jurisdictions	(8,549)	(5,918)	0.45	19.39
Tax effect of non-taxable operating revenues	(9,291)	(631)	0.48	2.07
Tax effect of disallowable expenses	31,983	18,932	(1.67)	(62.04)
Tax effect of due to the non-use of tax losses	95,841	-	(4.99)	-
Other increases (decreases) in legal tax charge (*)	611,316	8,896	(31.82)	(29.15)
Total adjustments to tax expense using the legal rate	721,300	21,279	(37.55)	(69.73)
Tax expense using the effective rate	202,676	13,041	(10.55)	(42.73)

(*)	Other increases (decreases) in the charge for legal taxes of US$ 611,316 million mainly includes the effect of the deconsolidations of the period for ThUS $ 42,927 that occurs at the early end of the financing of aircraft that were leased with related companies outside from Chile, with decrease of ThUS$ 194,071 per write off of asset for deferred taxes assets and ThUS $ 453,681 related to impairment loss of Goodwill.

Deferred taxes related to items charged to equity:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	275	1,082

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,528,835	1,421,261
(b) Lease Liability	410,658	414,027
(c) Hedge derivatives	133,678	50,372
(d) Derivative non classified as hedge accounting	43,378	-
Total current	2,116,549	1,885,660
Non-current
(a) Interest bearing loans	6,049,279	5,772,266
(b) Lease Liability	2,642,709	2,758,130
(b) Hedge derivatives	20,184	22
Total non-current	8,712,172	8,530,418

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	427,384	341,475
Bank loans	10,081	16,534
Guaranteed obligations (6)	358,932	237,951
Other guaranteed obligations	97,896	97,730
Subtotal bank loans	894,293	693,690

Obligation with the public	35,460	32,061
Financial leases (6)	599,082	594,249
Other loans (4)	-	101,261
Total current	1,528,835	1,421,261

Non-current
Bank loans	194,676	200,721
Guaranteed obligations (6)	1,809,432	1,919,376
Other guaranteed obligations (5)	983,405	482,702
Subtotal bank loans	2,987,513	2,602,799

Obligation with the public (1)(2)(3)	1,968,045	2,032,873
Financial leases (6)	1,093,721	1,136,594
Total non-current	6,049,279	5,772,266
Total obligations with financial institutions	7,578,114	7,193,527

(1)	On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309% with respect to its even value. The bonds have semiannual interest payments and amortization of all capital at maturity and maturity date on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) On July 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusive property of LATAM Airlines Group SA, issued a re-opening of the LATAM 2026 bond, issued on February 11 of 2019, for US $ 200,000,000. This re-opening had a placement rate of 5.979%.

Simultaneously, dated July 11, 2019, LATAM Airlines Group S.A. announced an offer for the repurchase of up to US $ 300 million of the unsecured LATAM 2020 bond, which was issued on June 9, 2015 for an amount of US $ 500 million at a coupon rate of 7.25% and due in June 2020. Offer repurchase price was 103.8 cents per dollar of nominal amount for the bonds offered until July 24, 2019, after this date and until August 7, 2019, the offered repurchase price was reduced to 100.8 cents for dollar at the expiration of the offer, a total of US $ 238,412,000 of the bonds were redeemed, of which US $ 238,162,000 arrived on or before July 24, 2019 and US $ 250,000 after that date.

The net proceeds obtained from the re-opening of the LATAM 2026 bond was used to pay a portion of the public offer of the LATAM 2020 bond. The remainder of the public offer was paid in cash.

On December 17, 2019, LATAM Airlines Group S.A. The repurchase of the remainder (US $ 262 million) of the unsecured bond LATAM2020 ended, which, added to the repurchase of July 11, 2019, ends the entire balance of the bond. The repurchase was carried out through the buy-back mechanism called “Make-Whole,” which is a right of the bond issuer to repurchase the entire outstanding balance of debt based on a price that is calculated using government treasury bonds. of the United States with maturity close to that of the bond and adding a spread. The repurchase price was 102,45 cents per dollar of nominal bond amount.

(4) On March 16, 2020, the obligations contained in the contract called “Indenture” signed between Guanay Finance Limited (see Note 1), LATAM Airlines Group S.A. expired. and Citibank, N.A. dated November 7, 2013. The bonds securitized with the future flows of credit card sales in the United States and Canada were issued in 2013 for a total of US $ 450 million.

(5) On March 27, 2020, LATAM Airlines Group S.A. drew down under the committed credit line “Revolving Credit Facility (RCF)”. The total amount drawn was for a total of ThUS$ 504,723. The financing expires on March 29, 2022. The line is collateralized, such collateral is made up of aircraft, engines and spare parts. See Note 37 for movement after March 31, 2020.

(6) In the period ended March 31, 2020, the Company sold its stake in 1 special purpuse vehicule. As a result of the foregoing, the classification of financial liabilities associated with 3 aircraft with guaranteed obligations was changed to financial leases.

Currency balances that make the interest bearing loans:

	As of	As of
	March 31,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	537,863	611,542
US Dollar	7,040,251	6,581,985
Total	7,578,114	7,193,527

Interest-bearing loans due in installments to March 31, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,000	24,000	-	-	-	99,000	76,259	24,068	-	-	-	100,327	At Expiration	3.14	3.14
97.032.000-8	BBVA	Chile	UF	-	-	-	-	-	-	-	-	-	-	-	-	At Expiration	-	-
97.036.000-K	SANTANDER	Chile	US$	60,000	-	-	-	-	60,000	60,000	-	-	-	-	60,000	At Expiration	4.10	4.10
97.004.000-5	BANCO DE CHILE	Chile	US$	-	-	-	-	-	-	-	-	-	-	-	-	At Expiration
76.645.030-K	ITAU	Chile	US$	25,000	-	-	-	-	25,000	25,049	-	-	-	-	25,049	At Expiration	2.60	2.60
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	-	-	-	-	200,000	200,771	-	-	-	-	200,771	At Expiration	2.60	2.60
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,022	-	-	-	-	12,022	At Expiration	4.15	4.15
76.100.458-1	BLADEX	Chile	US$	29,000	-	-	-	-	29,000	29,215	-	-	-	-	29,215	At Expiration	2.82	2.82
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	4,572	4,572	-	-	-	9,144	4,560	4,554	-	-	-	9,114	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	255	-	139,459	-	-	139,714	Quarterly	4.38	4.38
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	55,138	-	-	55,138	99	-	54,683	-	-	54,782	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	-	-	-	-	-	-	-	-	-	-	-	-	Quarterly	-	-
Obligations with the public
97.030.000-7	ESTADO	Chile	UF	-	-	144,490	-	310,571	455,061	7,467	-	144,414	-	322,086	473,967	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	22,908	5,085	-	698,256	803,289	1,529,538	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	13,898	30,799	94,395	101,288	265,446	505,826	17,081	31,089	91,934	99,993	263,318	503,415	Quarterly / Semiannual	3.35	3.35
0-E	WILMINGTON TRUST	U.S.A.	US$	22,163	66,934	185,486	185,019	384,531	844,133	27,165	66,934	181,104	183,427	383,044	841,674	Quarterly	4.45	4.45
0-E	NATIXIS	France	US$	10,795	33,069	82,961	78,888	66,539	272,252	11,421	33,069	81,400	77,960	65,837	269,687	Quarterly	3.23	3.23
0-E	INVESTEC	England	US$	3,642	6,961	23,172	8,775	-	42,550	4,293	7,034	22,814	8,753	-	42,894	Semiannual	6.22	6.22
0-E	MUFG	U.S.A.	US$	7,143	23,470	65,846	70,876	215,079	382,414	7,581	23,470	65,268	70,491	214,089	380,899	Quarterly	3.05	3.05
0-E	SMBC	U.S.A.	US$	-	130,000	-	-	-	130,000	-	129,693	-	-	-	129,693	At Expiration	1.73	1.73
-	SWAP delivered Aircraft	-	US$	80	22		-		102	80	22	-	-	-	102	Quarterly
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	273,199	-	-	273,199	2,210	-	272,389	-	-	274,599	At Expiration	3.55	3.55
0-E	MUFG	U.S.A.	US$	23,734	71,598	171,367	37,654	-	304,353	23,916	71,598	169,045	37,248	-	301,807	Quarterly	2.71	2.71
0-E	CITIBANK	U.S.A.	US$	-	-	504,723	-	-	504,723	172	-	504,723	-	-	504,895	At Expiration	3.06	3.06
Financial leases
0-E	ING	U.S.A.	US$	3,925	4,006	-	-	-	7,931	3,985	4,006	-	-	-	7,991	Quarterly	5.72	5.02
0-E	CREDIT AGRICOLE	France	US$	4,871	12,302	4,086	-	-	21,259	4,957	12,302	4,086	-	-	21,345	Quarterly	3.15	2.50
0-E	CITIBANK	U.S.A.	US$	22,966	63,802	146,209	53,097	35,532	321,606	24,139	63,802	141,235	51,504	34,965	315,645	Quarterly	3.27	2.49
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,935	-	-	-	-	1,935	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	6,400	13,140	3,116	-	-	22,656	6,508	13,140	3,076	-	-	22,724	Quarterly	3.04	2.64
0-E	WELLS FARGO	U.S.A.	US$	32,485	98,458	243,730	177,533	7,157	559,363	34,877	98,457	230,312	174,360	7,097	545,103	Quarterly	2.64	1.95
97.036.000-K	SANTANDER	Chile	US$	5,725	17,345	43,005	786	-	66,861	5,952	17,345	42,433	785	-	66,515	Quarterly	2.70	2.16
0-E	RRPF ENGINE	England	US$	581	2,664	7,517	8,017	-	18,779	623	2,664	7,517	8,017	-	18,821	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,494	4,538	12,556	5,637	-	24,225	1,627	4,538	12,273	5,617	-	24,055	Quarterly	3.17	2.57
0-E	BTMU	U.S.A.	US$	3,031	9,207	25,439	10,652	-	48,329	3,189	9,207	24,878	10,617	-	47,891	Quarterly	3.00	2.40
0-E	NATIXIS	France	US$	714	2,207	1,531	-	-	4,452	729	2,207	1,531	-	-	4,467	Quarterly	3.96	3.96
0-E	KFW IPEX-BANK	Germany	US$	1,776	1,791	-	-	-	3,567	1,781	1,792	-	-	-	3,573	Quarterly	2.78	2.78
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,993	3,694	-	-	-	5,687	2,001	3,694	-	-	-	5,695	Monthly	2.28	2.28
0-E	US BANK	U.S.A.	US$	15,953	48,407	133,196	129,189	6,521	333,266	17,628	48,407	121,217	125,382	6,416	319,050	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,531	7,865	15,204	-	-	25,600	2,560	7,865	15,204	-	-	25,629	Monthly	2.50	2.50
	Total			593,398	680,851	2,375,825	1,567,411	2,091,376	7,308,861	645,015	686,042	2,330,995	1,552,410	2,100,141	7,314,603

Interest-bearing loans due in installments to March 31, 2020 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Netherlands	US$	149	459	534	-	-	1,142	154	459	534	-	-	1,147	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	1,753	30,253	51,007	-	-	83,013	1,964	30,253	51,007	-	-	83,224	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	764	2,342	2,417	-	-	5,523	782	2,342	2,417	-	-	5,541	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	10,644	149,432	-	-	-	160,076	11,085	149,232	-	-	-	160,317	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A.	US$	307	1,107	2,573	2,713	6,489	13,189	400	1,107	2,573	2,713	6,489	13,282	Monthly	14.72	14.72
	Total			13,617	183,593	56,531	2,713	6,489	262,943	14,385	183,393	56,531	2,713	6,489	263,511

	Consolidated total			607,015	864,444	2,432,356	1,570,124	2,097,865	7,571,804	659,400	869,435	2,387,526	1,555,123	2,106,630	7,578,114

Interest-bearing loans due in installments to December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,910	75,000	-	-	-	99,910	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	UF	150,000	50,000	-	-	-	200,000	150,257	50,283	-	-	-	200,540	At Expiration	2.93	2.93
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,000	-	-	-	29,000	-	29,009	-	-	-	29,009	At Expiration	2.82	2.82
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,205	10,410	-	-	-	15,615	5,192	10,369	-	-	-	15,561	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	137,860	-	-	137,860	255	-	137,860	-	-	138,115	Quarterly	3.62	4.61
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	62,769	-	-	62,769	113	-	62,172	-	-	62,285	At Expiration	3.10	3.10
Obligations with the public
0-E	ESTADO	Chile	UF	-	-	164,485	-	353,547	518,032	-	2,642	164,398	-	366,656	533,696	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	18,640	10,779	-	698,256	803,563	1,531,238	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	8,115	36,282	93,788	100,622	275,134	513,941	10,058	36,855	91,224	99,297	273,038	510,472	Quarterly	3.81	3.81
0-E	WILMINGTON TRUST	U.S.A.	US$	22,090	66,710	183,332	196,452	397,639	866,223	27,229	66,710	178,784	194,741	395,983	863,447	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	4,805	14,608	40,414	42,626	41,022	143,475	5,461	14,608	36,178	40,932	40,310	137,489	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,675	32,708	84,674	78,123	76,726	282,906	11,410	32,708	83,072	77,195	75,928	280,313	Quarterly	3.82	3.82
0-E	INVESTEC	England	US$	1,538	8,976	22,977	10,596	-	44,087	1,867	9,112	22,597	10,565	-	44,141	Semiannual	6.35	6.35
0-E	MUFG	U.S.A.	US$	2,973	18,593	53,816	57,993	189,285	322,660	3,182	18,593	53,367	57,694	188,471	321,307	Quarterly	3.43	3.43
-	SWAP Received Aircraft	-	US$	80	78	-	-	-	158	80	78	-	-	-	158	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,370	-	252,747	-	-	255,117	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	23,669	71,432	188,440	44,482	-	328,023	23,929	71,431	185,938	44,017	-	325,315	Quarterly	3.54	3.54
Financial leases
0-E	ING	U.S.A.	US$	3,875	7,931	-	-	-	11,806	3,952	7,931	-	-	-	11,883	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,831	14,723	6,537	-	-	26,091	4,943	14,723	6,537	-	-	26,203	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	17,972	52,790	113,746	16,399	-	200,907	18,633	52,790	112,712	16,368	-	200,503	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,901	1,926	-	-	-	3,827	1,918	1,926	-	-	-	3,844	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	8,523	23,197	25,182	20,717	10,110	87,729	9,042	23,197	24,675	20,424	9,975	87,313	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	32,321	97,956	248,086	199,037	14,284	591,684	34,868	97,956	233,822	195,209	14,138	575,993	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	5,690	17,255	46,472	3,134	-	72,551	5,959	17,255	45,805	3,128	-	72,147	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	864	2,348	7,441	8,075	915	19,643	908	2,348	7,441	8,075	915	19,687	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,483	4,509	12,474	7,242	-	25,708	1,632	4,509	12,162	7,212	-	25,515	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,010	9,148	25,278	13,904	-	51,340	3,191	9,148	24,661	13,849	-	50,849	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	702	2,173	2,279	-	-	5,154	723	2,173	2,279	-	-	5,175	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,760	3,568	-	-	-	5,328	1,769	3,568	-	-	-	5,337	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,977	5,687	-	-	-	7,664	1,992	5,687	-	-	-	7,679	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	15,862	48,132	132,441	135,200	17,492	349,127	17,610	48,132	119,881	130,865	17,188	333,676	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,487	7,729	17,871	-	-	28,087	2,530	7,729	17,871	-	-	28,130	Monthly	3.45	3.45
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	24,595	76,431	-	-	-	101,026	24,830	76,431	-	-	-	101,261	Quarterly	6.00	6.00
	Total			393,003	789,300	1,924,054	1,634,602	2,176,154	6,917,113	431,469	803,680	1,876,183	1,617,827	2,186,165	6,915,324

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Netherland	US$	148	452	689	-	-	1,289	153	452	689	-	-	1,294	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,243	6,906	76,107	-	-	86,256	3,723	6,906	76,107	-	-	86,736	Quarterly/ Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	757	2,317	3,206	-	-	6,280	777	2,317	3,206	-	-	6,300	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,855	160,076	-	-	-	169,931	10,409	159,876	-	-	-	170,285	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	306	1,100	2,385	2,694	7,010	13,495	399	1,100	2,385	2,694	7,010	13,588	Monthly	14.72	14.72
	Total			14,309	170,851	82,387	2,694	7,010	277,251	15,461	170,651	82,387	2,694	7,010	278,203

	Total consolidated			407,312	960,151	2,006,441	1,637,296	2,183,164	7,194,364	446,930	974,331	1,958,570	1,620,521	2,193,175	7,193,527

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported is as follows:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2019
	2,737,809	120,240	2,858,049
New contracts	171,970	-	171,970
Renegotiations	-	-	-
Payments	(129,343)	(8,753)	(138,096)
Accrued interest	41,199	3,093	44,292
Exchange differences	-	108	108
Difference for subsidiaries conversion	773	268	1,041
Other increases (decreases)	195	(187)	8
Changes	84,794	(5,471)	79,323
Closing balance as of March 31, 2019 (Unaudited)	2,822,603	114,769	2,937,372

Opening balance as April 1, 2019
	2,822,603	114,769	2,937,372
New contracts	547,555	23,878	571,433
Renegotiations	(41,535)	12,208	(29,327)
Payments	(410,206)	(28,638)	(438,844)
Accrued interest	124,782	8,875	133,657
Exchange differences	-	1,506	1,506
Difference for subsidiaries conversion	(773)	(735)	(1,508)
Other increases (decreases)	(195)	(1,937)	(2,132)
Changes	219,628	15,157	234,785
Closing balance as of December 31, 2019
	3,042,231	129,926	3,172,157
Opening balance as January 1, 2020
	3,042,231	129,926	3,172,157
New contracts	-	51	51
Renegotiations	-	4,759	4,759
Payments	(142,154)	(11,569)	(153,723)
Accrued interest	41,643	2,556	44,199
Exchange differences	-	(13,098)	(13,098)
Difference for subsidiaries conversion	(700)	(16)	(716)
Other increases (decreases)	-	(262)	(262)
Changes	(101,211)	(17,579)	(118,790)
Closing balance as of March 31, 2020 (Unaudited)	2,941,020	112,347	3,053,367

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	March	December 31,	March	December 31,	March	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Accrued interest from the last date of interest rate swap	4,381	1,723	-	-	4,381	1,723
Fair value of interest rate derivatives	30,262	302	20,184	22	50,446	324
Fair value of fuel derivatives	-	-	-	-	-	-
Fair value of foreign currency derivatives	99,035	48,347	-	-	99,035	48,347
Total hedge derivatives	133,678	50,372	20,184	22	153,862	50,394

(d)	Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of 31	As of 31	As of 31	As of 31	As of 31	As of 31
	March of	December of	March of	December of	March of	December of
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Derivative of foreign currency not registered as hedge	43,378	-	-	-	43,378	-
Total derived not qualify as hedge accounting	43,378	-	-	-	43,378	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(126,987)	(22,662)
Interest rate swaps (2)	(23,909)	2,618
Fuel options (3)	-	48,542
Currency options R$/US$ (4)	2,574	(41)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	(95,475)	17,268
Debit (credit) transferred from net equity to income during the period	(31,190)	(7,412)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,522,903	1,671,304
(b) Accrued liabilities at the reporting date	457,667	551,570
Total trade and other accounts payables	1,980,570	2,222,874

(a)	Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,271,929	1,408,690
Other accounts payable	250,974	262,614
Total	1,522,903	1,671,304

The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	374,732	476,320
Boarding Fee	200,398	234,070
Suppliers technical purchases	149,550	145,973
Air companies	127,985	79,958
Handling and ground handling	100,082	114,163
Airport charges and overflight	91,241	81,459
Other personnel expenses	84,486	93,490
Professional services and advisory	76,775	87,825
Services on board	56,689	59,647
Leases, maintenance and IT services	49,562	59,011
Marketing	46,447	60,850
Crew	24,646	22,921
Maintenance	23,320	42,202
Achievement of goals	17,711	30,635
Land services	8,390	18,166
Jol Fleet	2,053	3,997
Others	88,836	60,617

Total trade and other accounts payables	1,522,903	1,671,304

(b)	Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	285,400	292,793
Accrued personnel expenses	113,796	118,199
Accounts payable to personnel (*)	5,112	91,153
Others accrued liabilities (**)	53,359	49,425
Total accrued liabilities	457,667	551,570

(*)	Profits and bonus participation (Note 23 letter b).

(**)	See Note 22

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	9,252	2,033	132,882	164,190	142,134	166,223
Civil contingencies	1,140	2,202	62,653	66,605	63,793	68,807
Labor contingencies	584	971	20,531	26,505	21,115	27,476
Other	-	-	20,392	19,886	20,392	19,886
Provision for European Commission investigation (2)	-	-	9,016	9,217	9,016	9,217
Provisions for onerous contracts (3)	-	-	44,000	-	44,000	-

Total other provisions (4)	10,976	5,206	289,474	286,403	300,450	291,609

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft.

(4)	Total other provision as of March 31, 2020, and December 31, 2019, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	298,886	9,403	308,289
Increase in provisions	34,401	-	34,401
Provision used	(17,989)	-	(17,989)
Difference by subsidiaries conversion	(1,564)	-	(1,564)
Reversal of provision	(5,094)	-	(5,094)
Exchange difference	(11)	(181)	(192)
Closing balance as of March 31, 2019 (Unaudited)	308,629	9,222	317,851

Opening balance as of April 1, 2019	308,629	9,222	317,851
Increase in provisions	100,446	-	100,446
Provision used	(64,223)	-	(64,223)
Difference by subsidiaries conversion	(9,200)	-	(9,200)
Reversal of provision	(52,969)	-	(52,969)
Exchange difference	(291)	(5)	(296)
Closing balance as of December 31, 2019	282,392	9,217	291,609

Opening balance as of January 1, 2020	282,392	9,217	291,609
Increase in provisions	83,467	-	83,467
Provision used	(12,275)	-	(12,275)
Difference by subsidiaries conversion	(58,732)	-	(58,732)
Reversal of provision	(2,433)	-	(2,433)
Exchange difference	(985)	(201)	(1,186)
Closing balance as of March 31, 2020 (Unaudited)	291,434	9,016	300,450

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for ThUS $ 68, made in order to suspend the application of the tax credit. The Company is discussing in Court the constitutionality of the requirement made by FA in a legal claim. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision made by the judge in the first instance was published unfavorably, revoking the precautionary measure. As the legal lawsuit is still ongoing (TAM appealed this first decision), the Company needed to make the judicial deposit, to suspend the enforceability of the tax credit; deposit that was classified in this item discounting from the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of March 31, 2020 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of March 31, 2020 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,038,949	2,689,083	798,115	851,383	2,837,064	3,540,466
Sales tax	2,505	2,556	-	-	2,505	2,556
Retentions	44,526	43,916	-	-	44,526	43,916
Other taxes	4,378	7,555	-	-	4,378	7,555
Dividends payable	57,129	57,129	-	-	57,129	57,129
Other sundry liabilities	41,174	34,982	151	-	41,325	34,982
Total other non-financial liabilities	2,188,661	2,835,221	798,266	851,383	2,986,927	3,686,604

Deferred Income Movement

						Adjustment
		Deferred income				application
				Loyalty		IAS 29,
		(1)		(accreditation	Expiration of	Argentina	Others
	Initial balance	Recognition	Use	and exchange)	tickets	hyperinflation	provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2019 (Unaudited)	2,974,760	1,758,847	(1,899,223)	21,196	(64,961)	-	8,391	2,799,010
From April 1 to December 31, 2019	2,799,010	6,506,123	(5,803,788)	103,352	(91,474)	2,232	25,011	3,540,466
From January 1 to March 31, 2020 (Unaudited)	3,540,466	1,198,079	(1,682,634)	(152,078)	(55,828)	(7,373)	(3,568)	2,837,064

(1)	The balance includes, mainly, deferred income for services not provided as of March 31, 2020 and December 31, 2019; and programs such as: LATAM Pass, LATAM Fidelidade and Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

After the merger of Multiplus S.A. described in Note1, the Latam Fidelidade programs and the Multiplus coalition and loyalty program become part of the Latam Pass Brazil Program.

During 2018 the Company signed a renewal of the agreement with Banco Santander-Chile, which one extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years, and during 2019 signed a renewal of the agreement with Banco Crédito del Perú.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and income that the Company must incur or stop receiving, respectively, during the transition period until the implementation of the strategic alliance.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale.

The account receivable was derecognized and the interest of ThUS $ 5,932 was recognized in the item Financial Costs of the Consolidated Statement of Income.

As of March 31, 2020, Deferred Income includes ThUS $ 299,388 corresponding to the balance to be accrued from the committed compensation, which is recognized in the Revenue from ordinary activities of the Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 15,546 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Retirements payments	54,430	64,824
Resignation payments	8,997	9,722
Other obligations	18,663	19,024
Total liability for employee benefits	82,090	93,570

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)
	Opening	current service	Benefits	Actuarial (gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2019 (Unaudited)	82,365	17,729	(1,538)	2,394	(11,534)	89,416
From April 1 to December 31, 2019	89,416	(6,487)	(2,852)	8,242	5,251	93,570
From January 1 to March 31, 2020 (Unaudited)	93,570	11,221	(1,293)	(2,948)	(18,460)	82,090

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended
	March 31,
Assumptions	2020	2019
	Unaudited
Discount rate	3.83%	3.95%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	5.56%	6.04%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.05%	2.75%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,459)	(7,257)
Change in the accrued liability an closing for decrease of 100 p.b.	3,878	5,365

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	3,878	4,989
Change in the accrued liability an closing for decrease of 100 p.b.	(6,286)	(7,159)

(b)	The liability for short-term:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	5,112	91,153

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Salaries and wages	351,629	408,443
Short-term employee benefits	14,142	15,957
Termination benefits	17,403	15,748
Other personnel expenses	22,941	35,864
Total	406,115	476,012

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	414,737	412,710
Fleet (JOL)	210,474	190,225
Provision for vacations and bonuses	13,712	15,868
Other sundry liabilities	300	307
Total accounts payable, non-current	639,223	619,110

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2020 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2019), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

During the year 2019, the Company fully reduced 466,832 shares pending placement and payment, corresponding to the authorized capital increase in the extraordinary shareholders meeting of August 18, 2016. Consequently, as of March 31, 2020, the statutory capital of the Company is demonstrated by 606,407,693 shares subscribed and paid.

The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares

No. Of shares	Opening balance	Expired shares intended for compensation plans and others	Closing balance

From January 1 to March 31, 2019 (Unaudited)	606,874,525	-	606,874,525
From April 1 to December 31, 2019	606,874,525	(466,832)	606,407,693
From January 1 to March 31, 2020 (Unaudited)	606,407,693	-	606,407,693

Movement fully paid shares

	No of shares	Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$

Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of March 31, 2020 (Unaudited)	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c)	Treasury stock

At March 31, 2020, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2019 (Unaudited)	37,874	(70)	37,804
From April 1 to December 31, 2019	37,804	(1,515)	36,289
From January 1 to March 31, 2020 (Unaudited)	36,289	947	37,236

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions with	Legal	Closing
Periods	balance	minorities	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2019 (Unaudited)	2,638,916	-	(96)	2,638,820
From April 1 to December 31, 2019	2,638,820	(184,135)	(2,216)	2,452,469
From January 1 to March 31, 2020 (Unaudited)	2,452,469	-	(283)	2,452,186

Balance of Other sundry reserves comprise the following:

	As of	As of
	March 31,	December 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(210,048)	(210,048)
Others	(6,078)	(5,795)
Total	2,452,186	2,452,469

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2019 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184.135) (see Note 1).

(f) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation reserve	hedging reserve	benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	-	26,653	-	26,653
Deferred tax	-	416	-	416
Actuarial reserves by employee benefit plans	-	-	(2,395)	(2,395)
Deferred tax actuarial IAS by employee benefit plans	-	-	656	656
Translation difference subsidiaries	(57,689)	-	-	(57,689)
Closing balance as of March 31, 2019 (Unaudited)	(2,714,333)	17,736	(16,917)	(2,713,514)

Opening balance as of April 1, 2019	(2,714,333)	17,736	(16,917)	(2,713,514)
Derivatives valuation gains (losses)	-	39,227	-	39,227
Deferred tax	-	(71)	-	(71)
Actuarial reserves by employee benefit plans	-	-	(8,240)	(8,240)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,217	2,217
Translation difference subsidiaries	(175,954)	-	-	(175,954)
Closing balance as of December 31, 2019	(2,890,287)	56,892	(22,940)	(2,856,335)

Opening balance as of January 1, 2020	(2,890,287)	56,892	(22,940)	(2,856,335)
Derivatives valuation gains (losses)	-	(93,424)	-	(93,424)
Deferred tax	-	1,053	-	1,053
Actuarial reserves by employee benefit plans	-	-	2,948	2,948
Deferred tax actuarial IAS by employee benefit plans	-	-	(778)	(778)
Translation difference subsidiaries	(838,602)	-	-	(838,602)
Closing balance as of March 31, 2020 (Unaudited)	(3,728,889)	(35,479)	(20,770)	(3,785,138)

(f.1) Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2) Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g) Retained earnings/(losses) Movement of Retained earnings/(losses):

		Result
	Opening	for the		Closing
Periods	balance	period	Dividends	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2019 (Unaudited)	218,971	190,430	(57,129)	352,272
From January 1 to March 31, 2020 (Unaudited)	352,272	(2,120,243)	-	(1,767,971)

(h) Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2020	2019
Date of dividend	03-31-2020	12-31-2019
Amount of the dividend (ThUS$)	-	57,129
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	-	0.0942

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Passengers	2,013,702	2,167,982
Cargo	252,389	263,496
Total	2,266,091	2,431,478

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	652,362	746,551
Other rentals and landing fees (*)	285,140	322,821
Aircraft maintenance	93,895	104,056
Comisions	56,118	54,066
Passenger services	50,526	64,246
Other operating expenses	329,104	323,748
Total	1,467,145	1,615,488

(*) Lease expenses are included within this amount (See Note 2.21)

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	5,181	9,821
Total	5,181	9,821

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	363,186	333,541
Amortization	19,936	18,103
Total	383,122	351,644

(*) Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended March 31, 2020 is ThUS $ 115,927 and ThUS $ 98,056 for the same period 2019.

(c) Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Bank loan interest	64,263	73,941
Financial leases	13,838	15,022
Lease liabilities	45,116	45,343
Other financial instruments	4,137	4,140
Total	127,354	138,446

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d) Other gains/(losses)

Other gains (losses) are detailed below:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Fuel hedging	74,255	-
Slot Write Off	36,896	-
Purchase commitment	44,000	-
Goodwill Impairment	1,728,975	-
Other	1,189	3,985
Total	1,885,315	3,985

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Coalition and loyalty program Multiplus	-	22,152
Tours	19,453	28,939
Aircraft leasing	24,003	22,168
Customs and warehousing	5,617	7,146
Maintenance	1,766	2,168
Other miscellaneous income	35,395	11,217
Total	86,234	93,790

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of
	March 31,	As of December 31,
	2020	2019	2018	2017
	Unaudited
Argentine peso	64.39	59.83	37.74	18.57
Brazilian real	5.20	4.01	3.87	3.31
Chilean peso	852.03	748.74	694.77	614.75
Colombian peso	4,053.92	3,271.55	3,239.45	2,984.77
Euro	0.91	0.89	0.87	0.83
Australian dollar	1.64	1.43	1.42	1.28
Bolivian	6.86	6.86	6.86	6.86
Mexican peso	23.65	18.89	19.68	19.66
New Zealand peso	1.69	1.49	1.49	1.41
Peruvian new sol	3.43	3.31	3.37	3.24
Uruguayan peso	43.09	37.24	32.38	28.74

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	March 31,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	248,258	242,624
Argentine peso	17,039	10,974
Brazilian real	9,226	9,407
Chilean peso	29,373	50,421
Colombian peso	7,521	5,971
Euro	27,742	21,927
U.S. dollar	101,687	77,933
Other currency	55,670	65,991

Other financial assets, current	31,823	47,328
Argentine peso	7	7
Brazilian real	2,631	17,395
Chilean peso	25,927	26,008
Colombian peso	126	138
U.S. dollar	2,172	2,795
Other currency	960	985

	As of	As of
	March 31,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	67,082	81,521
Argentine peso	10,593	11,263
Brazilian real	15,754	20,553
Chilean peso	22,349	24,451
Colombian peso	17	61
Euro	2,836	2,878
U.S. dollar	4,234	5,140
Other currency	11,299	17,175

Trade and other accounts receivable, current	317,902	501,006
Argentine peso	1,523	22,809
Brazilian real	2,210	1,457
Chilean peso	56,359	125,342
Colombian peso	943	545
Euro	30,746	32,711
U.S. dollar	188,960	257,421
Other currency	37,161	60,721

Accounts receivable from related entities, current	532	537
Chilean peso	22	42
U.S. dollar	510	495

Tax current assets	13,837	19,506
Argentine peso	-	1,560
Brazilian real	653	1,006
Chilean peso	258	1,111
Colombian peso	268	54
Euro	58	264
U.S. dollar	714	-
Peruvian sun	11,547	13,707
Other currency	339	1,804

Total current assets	679,434	892,522
Argentine peso	29,162	46,613
Brazilian real	30,474	49,818
Chilean peso	134,288	227,375
Colombian peso	8,875	6,769
Euro	61,382	57,780
U.S. Dollar	298,277	343,784
Other currency	116,976	160,383

	As of	As of
	March 31,	December 31,
Non-current assets	2020	2019
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	8,597	10,243
Brazilian real	3,512	4,441
Chilean peso	56	65
Colombian peso	241	296
Euro	1,142	1,525
U.S. dollar	2,153	2,169
Other currency	1,493	1,747

Other non - financial assets, non-current	29,768	29,166
Argentine peso	50	54
Brazilian real	5,885	7,891
U.S. dollar	3,734	3
Other currency	20,099	21,218

Accounts receivable, non-current	5,044	4,722
Chilean peso	5,044	4,722

Deferred tax assets	2,400	3,339
Colombian peso	395	487
U.S. dollar	17	856
Other currency	1,988	1,996

Total non-current assets	45,809	47,470
Argentine peso	50	54
Brazilian real	9,397	12,332
Chilean peso	5,100	4,787
Colombian peso	636	783
Euro	1,142	1,525
U.S. dollar	5,904	3,028
Other currency	23,580	24,961

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	40,108	69,623	214,816	210,627
Argentine peso	1	1	1	2
Brazilian real	-	128	-	118
Chilean peso	14,382	42,625	8,826	15,229
Euro	162	145	354	339
U.S. dollar	25,496	26,676	205,548	194,896
Other currency	67	48	87	43

Trade and other accounts
payables, current	686,878	1,338,123	20,370	10,091
Argentine peso	80,106	252,799	841	1,096
Brazilian real	22,215	59,837	81	320
Chilean peso	130,406	322,996	9,166	1,295
Colombian peso	1,445	2,558	439	868
Euro	48,618	113,733	2	484
U.S. dollar	357,926	480,129	5,567	4,263
Peruvian sol	24,660	24,197	4,099	1,447
Mexican peso	2,998	5,233	47	33
Pound sterling	2,827	20,289	-	119
Uruguayan peso	195	1,018	69	29
Other currency	15,482	55,334	59	137

Accounts payable to related entities, current	(71)	53	-	-
Chilean peso	139	53	-	-
U.S. dollar	(210)	-	-	-

Other provisions, current	1,681	2,079	-	-
Chilean peso	23	27	-	-
Other currency	1,658	2,052	-	-

Tax liabilities, current	-	-	-	-
Argentine peso	-	-	-	-
Brazilian real	-	-	-	-
Chilean peso	-	-	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	46,895	19,335	-	-
Argentine peso	37	348	-	-
Brazilian real	2,634	1,537	-	-
Chilean peso	17,713	705	-	-
Colombian peso	2,511	3,059	-	-
Euro	3,108	3,133	-	-
U.S. dollar	9,149	4,531	-	-
Other currency	11,743	6,022	-	-

Total current liabilities	775,491	1,429,213	235,186	220,718
Argentine peso	80,144	253,148	842	1,098
Brazilian real	24,849	61,502	81	438
Chilean peso	162,663	366,406	17,992	16,524
Colombian peso	3,956	5,617	439	868
Euro	51,888	117,011	356	823
U.S. dollar	392,361	511,336	211,115	199,159
Other currency	59,630	114,193	4,361	1,808

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
Non-current liabilities	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	300,190	366,889	11,613	12,915	330,993	376,535
Chilean peso	203,468	236,346	1,115	2,291	324,504	369,525
Brazillian real	712	700	-	40	-	-
Euro	530	550	64	141	-	-
U.S. dollar	95,427	128,820	10,422	10,308	6,489	7,010
Other currency	53	473	12	135	-	-

Accounts payable, non-current	142,566	151,254	-	-	-	-
Chilean peso	12,272	14,367	-	-	-	-
U.S. dollar	128,972	135,541	-	-	-	-
Other currency	1,322	1,346	-	-	-	-

Other provisions, non-current	32,397	36,615	-	-	-	-
Argentine peso	477	485	-	-	-	-
Brazillian real	16,605	20,538	-	-	-	-
Colombian peso	234	281	-	-	-	-
Euro	9,016	9,217	-	-	-	-
U.S. dollar	6,065	6,094	-	-	-	-

Provisions for employees benefits, non-current	68,708	80,628	-	-	-	-
Chilean peso	68,708	80,628	-	-	-	-

Total non-current liabilities	543,861	635,386	11,613	12,915	330,993	376,535
Argentine peso	477	485	-	-	-	-
Brazilian real	17,317	21,238	-	40	-	-
Chilean peso	284,448	331,341	1,115	2,291	324,504	369,525
Colombian peso	234	281	-	-	-	-
Euro	9,546	9,767	64	141	-	-
U.S. dollar	230,464	270,455	10,422	10,308	6,489	7,010
Other currency	1,375	1,819	12	135	-	-

	As of	As of
	March 31,	December 31,
General summary of foreign currency:	2020	2019
	ThUS$	ThUS$
	Unaudited
Total assets	725,243	939,992

Argentine peso	29,212	46,667
Brazilian real	39,871	62,150
Chilean peso	139,388	232,162
Colombian peso	9,511	7,552
Euro	62,524	59,305
U.S. dollar	304,181	346,812
Other currency	140,556	185,344

Total liabilities	1,897,144	2,674,767
Argentine peso	81,463	254,731
Brazilian real	42,247	83,218
Chilean peso	790,722	1,086,087
Colombian peso	4,629	6,766
Euro	61,854	127,742
U.S. dollar	850,851	998,268
Other currency	65,378	117,955

Net position
Argentine peso	(52,251)	(208,064)
Brazilian real	(2,376)	(21,068)
Chilean peso	(651,334)	(853,925)
Colombian peso	4,882	786
Euro	670	(68,437)
U.S. dollar	(546,670)	(651,456)
Other currency	75,178	67,389

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2020	2019
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(2,120,243)	(60,074)
Weighted average number of shares, basic	606,407,693	606,407,693
Basic earnings / (loss) per share (US$)	(3.49640)	(0.09907)

	For the period ended
	March 31,
Diluted earnings / (loss) per share	2020	2019
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(2,120,243)	(60,074)
Weighted average number of shares, basic	606,407,693	606,407,693
Weighted average number of shares, diluted	606,407,693	606,407,693
Diluted earnings / (loss) per share (US$)	(3.49640)	(0.09907)

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. A decision was rendered on November 11, 2019 fully in favor of Tam Viagens S.A. We are waiting to see if the Municipality files an appeal.	84,619

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,016 (8.220.000 Euros).

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

9,016

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany).	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer: ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	8.227

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. A decision is pending.	10.968

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for (R $ 260,223,373.10-original values in 2012/2013), currently at ThUS $ 68,213. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					68.213

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	20.505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The State Court granted the postponement of a jury trial to June 2020. In the meantime, the discovery stage continues, including verbal statements by experts on behalf of both parties, which have been carried out during the month of March 2020. There may be some change in the committed amount, which will be reported in due course.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	51.412

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	14.236

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	15.558

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	30.938

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. A final decision is now pending. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal.	8.715

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010. The debt for this process was paid by TAM. Closed process.	18.062

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	15.956

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	11.432

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	An administrative defense was presented on May 29, 2018.	24.537

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	54.822

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be	-0-

TAM Linhas Aéreas S.A.	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	13.451

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	94.302

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	12.602

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	9.214

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	12.347

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense.	8.520

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019	11.429

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017

Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.

				Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-
TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	9.014

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense	8.509

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	8.052

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020	32.967

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	10.006

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	11.632

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	11.126

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	11.767

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	10.173

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	11.905

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	9.918

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade).	9.382

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2020, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LATAM accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LATAM’s internal controls in 2006-2007 were weak, so LATAM would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a) The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

(b) The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$ 6,744 and interest of ThUS$ 2,694.

On May 15, 2019, the external consultant certified that the Anticorruption program of LATAM Airlines Group S.A. It is reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws.

On July 23, 2019, the DOJ approved the certification made by the consultant on May 15, 2019 regarding the Anticorruption program of LATAM Airlines Group S.A.

On January 31, 2020, the District Court for the Southern District of Florida sustained the DOJ’s motion to withdraw the action filed against LATAM Airlines Group S.A. as LATAM had fulfilled all the conditions in the DPA. So, the DOJ case is closed.

2) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. The last move in the cause Role No. 2530-19 leading this investigation corresponds to the response to a trade in May 2019.

3) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in the cause Role No. 2565-19 leading this investigation corresponds to a statement on September 11, 2019

4) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this procedure and entered into an agreement on March 18, 2020, which implies the return of boarding fees, with an initial amount of MMUS$ 5,165, plus USD 564,753.

5) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) advising of the start of an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. (Case number 2585-19). The Company is cooperating in this investigation.

NOTE 32 – COMMITMENTS

(a) Commitments for loans obtained

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group SA companies. and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of March 31, 2020, this credit line is partially used at US $ 505 million, leaving US $ 95 million available.

As of March 31, 2020, the Company is in compliance with all the financial indicators detailed above. See Note 2 for additional information on Going Concern.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

(b) Other commitments

At March 31, 2020 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

Corporación Peruana de Aeropuertos y Aviación Comercial	Latam Airlines Perú S.A.	Twenty six letters of credit	3,540	May-22-20
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Twenty one letters of credit	2,990	Apr-17-20
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty five letters of credit	216,050	May-22-20
Instituto Nacional de Defensa de la Compentencia y de la Protección	Latam Airlines Perú S.A.	Forty three letters of credit	1,360	May-07-20
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Four letters of credit	2,818	Jun-09-20
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Seven letters of credit	3,790	Abr-05-20
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,231	Dec-31-20
Dirección General de Aeronáutica Civil	Latam Airlines Group S.A.	Forty six letters of credit	15,880	May-31-20
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	5,500	Jun-18-20
Metropolitan Dade County	Latam Airlines Group S.A.	Eight letters of credit	2,316	Apr-09-20
Numinous LLC	Latam Airlines Group S.A.	One letter of credit	2,200	Oct-15-20
Procon	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	1,444	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	9,695	Nov-09-21
Aena Aeropuertos S.A.	Tam Linhas Aéreas S.A.	One letter of credit	1,356	Aug-14-20
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	6,207	Aug-10-20
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	4,595	Sep-23-24
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	3,050	Jun-25-23
10ª Vara de Execuções Fiscais Federais de São Paulo/SP.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	26,209	Oct-03-20
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	5,516	Jul-05-23
Vara Civel Campinas.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,320	Jun-14-24
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One letter of credit	1,300	Jan-10-21
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	17,069	Feb-20-21
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S.A.	One letter of credit	8,073	Oct-20-21
Conselho Administrativo de Conselhos Federais	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	4,197	Oct-20-21
			355,706

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a) Details of transactions with related parties as follows:

						For the period ended
		Nature of		Nature of		As of March 31,
		relationship with	Country	related parties		2020	2019
Tax No.	Related party	related parties	of origin	transactions	Currency	ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	20	9
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	3	556
				Services received from National and International Courier	CLP	-	(3)
				Services provided of cargo transport	CLP	-	(54)
				Sales commissions	CLP	-	4
				Services received advertising	CLP	(206)	(230)

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	12	13
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	1	-
Foreign	Patagonia Seafarms INC	Related director	Chile	Services provided of cargo transport	ARS$	14	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	11	2
				Services received at airports	BRL	-	(10)

Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	13,860	6,260
				Interlineal received service	US$	(2,237)	(340)
				Interlineal provided service	US$	1,041	2,804
				Services provided of handling	US$	231	393
				Other services received/provided	US$	(290)	81

Foreign	Delta Air Lines, Inc.	Common shareholder	U.S.A.	Interlineal received service	US$	(2,153)	-
				Interlineal provided service	US$	2,047	-
				Services received maintenance	US$	(1,313)	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Remuneration	2,853	3,594
Management fees	57	79
Non-monetary benefits	991	460
Short-term benefits	13,186	17,807
Long-term benefits	-	8,343
Share-based payments	-	2,644
Termination benefits	3,218	-
Total	20,305	32,927

NOTE 34 - SHARE-BASED PAYMENTS

(a) LP2 compensation plans (2019-2020)

The Company implemented a long-term retention plan for executives, which lasts until March 2020, with a period of enforceability between October 2019 and March 2020, which consists of an extraordinary bonus whose calculation formula is based on the variation of the value experienced by the LATAM Airlines Group SA share for a certain period of time.

This Compensation Plan is completed (as of April 2020) and without provision, since the action price required for collection is below the initial target.

(b) LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Fuel hedge	(13,686)	(1,561)
Hedging margin guarantees	(65,129)	23,700
Change reservation systems	(528)	(960)
Tax paid on bank transaction	(3,703)	(1,607)
Fuel derivatives premiums	(2,225)	(2,082)
Bank commissions, taxes paid and other	(803)	(32,643)
Guarantees	(362)	(12,835)
Total Other inflows (outflows) Operation flow	(86,436)	(27,988)
Tax paid on bank transaction	(1,275)	(597)
Total Other inflows (outflows) Investment flow	(1,275)	(597)
Settlement of derivative contracts	(1,727)	(618)
Aircraft Financing advances	-	27,864
Total Other inflows (outflows) Financing flow	(1,727)	27,246

(c) Dividends:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited

Multiplus S.A. (*)	-	(9,716)
Latam Airlines Perú S.A. (*)	(571)	-
Total dividends paid	(571)	(9,716)

(*) Dividends paid to minority shareholders

(d) Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2019	Capital	Capital	Interest	and others	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	341,475	125,000	(40,000)	(1,844)	2,753	-	427,384
Bank loans	217,255	1,598	(4,675)	(2,377)	(7,044)	-	204,757
Guaranteed obligations	2,157,327	192,972	(45,614)	(20,037)	21,436	(137,720)	2,168,364
Other guaranteed obligations	580,432	531,229	(30,292)	(5,691)	5,623	-	1,081,301
Obligation with the public	2,064,934	-	(274)	(27,726)	(33,429)	-	2,003,505
Financial leases	1,730,843	-	(170,673)	(18,839)	13,752	137,720	1,692,803
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(109,525)	(44,199)	34,934	-	3,053,367
Total Obligations with financial institutions	10,365,684	850,799	(502,079)	(121,864)	38,941	-	10,631,481

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Loans to exporters	400,721	-	(23,000)	(2,413)	4,535	-	379,843
Bank loans	222,741	-	(56,871)	(2,270)	4,924	-	168,524
Guaranteed obligations	2,534,021	-	(53,849)	(22,886)	(403,534)	-	2,053,752
Other guaranteed obligations	673,452	-	(23,044)	(7,770)	7,866	-	650,504
Obligation with the public	1,553,079	594,354	-	-	40,903	-	2,188,336
Financial leases	1,624,854	-	(126,150)	(18,742)	445,658	725	1,926,345
Other loans	252,858	27,864	(23,167)	(2,878)	3,705	-	258,382
Lease liability	2,855,874	-	(94,136)	(43,960)	219,594	-	2,937,372
Total Obligations with financial institutions	10,117,600	622,218	(400,217)	(100,919)	323,651	725	10,563,058

(e) Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Increases (payments)	(31,803)	(27,864)
Recoveries	1,598	51,239
Total cash flows	(30,205)	23,375

(f) Additions of property, plant and equipment and Intangibles

For the periods ended

	Air transportation At March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	134,730	181,826
Additions associated with maintenance	55,215	122,098
Other additions	79,515	59,728

Purchases of intangible assets	13,956	18,504
Other additions	13,956	18,504

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement for the period ended March 31 corresponds to:

	For the period ended
	March 31,
	2020	2019
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	3,551	393
Net cash flows from (used in) investment activities	(271)	(3,209)
Net cash flows from (used in) financing activities	-	12,960
Effects of variation in the exchange rate on cash and cash equivalents	(3,280)	(10,144)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Measurement and Management of the corporate carbon footprint

ii. Promotion of sustainable alternative energy

iii. Implementation of environments and environmental certifications

This is how, during 2019, the following initiatives have been carried out:

-	Maintenance of the certification of the cargo operation in Miami in the international standard ISO 14001.

-	Maintenance of Stage 2 Certification of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of six airlines in the world that have this certification.

-	Preparation of the chapters related to sustainability of the Integrated Memory 2019, which allows measuring progress in environmental and social issues.

-	Answer to the DJSI questionnaire.

-	Measurement and external verification of the Corporate Carbon Footprint.

-	Neutralization of domestic air operations in Colombian operations.

-	Neutralization of ground operations in all Spanish speaking countries through the purchase of carbon credits from an emblematic project in the Amazon.

-	Incorporation of 100% electric power from renewable sources in the facilities of the maintenance base and the corporate building of operations in Chile.

-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile.

It is highlighted that in 2019, LATAM Airlines Group maintained its inclusion for the sixth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group. Likewise, it appears as the leader in the DJSI MILA (Integrated Latin American Market) index.

During the first two months of 2020, we worked on proposing a new climate change strategy focused on analyzing compliance with the goals in terms of carbon neutral growth and analyzing the best way to achieve carbon neutrality. Once the Covid 19pandemic arose, the company had to postpone its plans in this regard until the crisis ended.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(1)	On April 2, 2020, as a consequence of the situation generated by COVID-19 and government limitations restricting air operations, the LATAM group announced the update of the decrease in total capacity of approximately 95% of operations.

(2)	On April 21, 2020, the remaining available balance of the committed credit line “Revolving Credit Facility (RCF)” was completed, thus reaching its ceiling of US $ 600 million. The financing expires on March 29, 2022. The line is guaranteed with collateral for assets, such collateral is made up of aircraft, engines and spare parts.

(3)	As a consequence of the decline in demand due to the COVID-19 pandemic and the filing for voluntary reorganization and restructuring under the Chapter 11 in the United States initiated by LATAM Airlines and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States, Fitch Ratings, Moody’s and Standard & Poor’s downgraded the Company’s credit rating. On May 26, 2020, Fitch Ratings and Moody’s downgraded the Company’s long-term international rating, compared to the rating as of March 31, 2020, from B+ to D in the case of Fitch Ratings, and from B1 to Ca with negative outlook in the case of Moody’s. On May 27, 2020, Standard & Poor’s downgraded the Company’s long-term international rating, compared to the rating as of March 31, 2020, from B to D.

(4)	On May 7, 2020, Latam Airlines Group SA, informs that on this date it has signed a contract with Delta Air Lines Inc. (“Delta”) called the “Trans-American Joint Venture Agreement” in order to implement the strategic alliance on the routes between the United States of America and Canada and the countries of South America with open skies agreements, and on the connections of these routes (“Strategic Alliance”).

(5)	On May 20, 2020, LATAM Airlines Group S.A., has acquired a total of 23,415 shares of Latam Airlines Perú S.A from non-controlling shareholders, consequently, the indirect participation of LATAM Airlines Group S.A. corresponds to 99.61%.

(6)	On May 20, 2020, LATAM Airlines Group S.A. acquires 100% of the shares of Inversiones Heron I Ltda., resulting in the dissolution of said company.

(7)	By agreement dated as of May 25, 2020, LATAM and Delta terminated the aircraft sale and purchase agreement (the “Aircraft Purchase Agreement”), dated as of November 6, 2019, pursuant to which Delta had committed to purchase four A350 airplanes from LATAM. In exchange for termination of the Aircraft Purchase Agreement, Delta agreed to pay LATAM US $62 millions. Delta further agreed to not to exercise termination rights, if any, that it may have under the Framework Agreement or JV Agreement in the event that LATAM were to file for chapter 11, provided LATAM would seek and obtain Bankruptcy Court authorization to assume the Framework Agreement and JV Agreement (the “Assumption Commitment”) within certain timeframes. LATAM’s affiliates that are party to the JV Agreement also entered into individual joinder agreements, agreeing to and accepting the terms of the Assumption Commitment. On May 26, 2020, the Company received the agreed US$62 millions.

(8)	On May 26, 2020, LATAM Airlines Group S.A and its affiliates in Chile, Peru, Colombia, Ecuador and the United States initiated a voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States with the support of the Cueto and Amaro families and Qatar Airways, two of the largest shareholders of LATAM. In light of the effects of COVID-19 on the worldwide aviation industry, this reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to transform its business to this new reality.

The Chapter 11 financial reorganization process is a proven legal framework under which LATAM and said affiliates will have the opportunity to resize their operations to the new demand environment and reorganize their balance sheets, enabling them to emerge more agile, resilient and sustainable. LATAM and its affiliates will continue flying as conditions permit throughout the process.

The group has secured the financial support of shareholders, including the Cueto and Amaro families, which have lasting ties to LATAM, and Qatar Airways, to provide up to US$ 900 million in debtor-in-possession (DIP) financing.

LATAM and its affiliates are also in discussions with their respective authorities assist in sourcing additional financing, protect jobs where possible and minimize disruption to its operations.

While most of LATAM’s affiliates are included in the reorganization process, several entities are not, due to the nature of their debt structure and current financial status. The list below summarizes the inclusion of these entities in the Chapter 11 financial reorganization and other proceedings.

●	Chile: LATAM Airlines Group S.A. and certain other entities incorporated in Chile are included in the Chapter 11 filing and will also file recognition proceedings in Chilean Courts in order to ensure that the Chapter 11 process is given full credit and effect, providing even greater protection to LATAM’s businesses.

●	Colombia: LATAM Airlines Colombia and other entities incorporated in Colombia are included in the Chapter 11 filing and will also file recognition proceedings in the Superintendencia de Sociedades in order to ensure that the Chapter 11 process is given full credit and effect, providing even greater protection to LATAM’s businesses.

●	Peru: LATAM Airlines Perú and other entities incorporated in Peru are included in the Chapter 11 filing and are also filing a “Preventative Reorganization Process” with INDECOPI in order to ensure to these businesses are further protected from adverse actions of creditors.

●	Ecuador: LATAM Airlines Ecuador is included in the Chapter 11 filing.

●	United States: All of the Group’s operating entities, other than special purpose vehicles, in the United States are included in the Chapter 11 filing.

Non-filing entities

●	Argentina, Brazil and Paraguay: LATAM’s affiliates in Argentina, Brazil and Paraguayare not included in the Chapter 11 filing. LATAM’s affiliates in Brazil are in discussions with the Brazilian government about the next steps and financial support for their Brazilian operations.

Importantly, whether included in the filing or not, all of the companies in the group will continue to operate as travel restrictions and demand permit.

(9)	On April 30, 2020, the LATAM Shareholders Meeting agreed to pay dividend No. 51, definitive, until completing 30% of the net profits for Fiscal Year 2019, that is, the equivalent amount in pesos of US $ 57,129.119.64 which means distributing a dividend of US $ 0.094209094475 per share, which should be paid on May 28, 2020.

As informed, Chapter 11 Procedure grants an automatic stay at the beginning of the process. Said automatic stay protects LATAM Airlines’ cash position while restructures its balance sheet and right-size its operations.

The cash outflow involved in the dividend payment and agreed in the last Shareholders Meeting of LATAM Airlines is within the cash flows affected by the automatic stay.

In fact, the rules of the Chapter 11 Procedure prohibit the Company to distribute dividends to its shareholders during the time it is renegotiating its debt to ensure the continuity of its operations and future viability.

Considering the above, LATAM Airlines will not pay the dividend planned for May 28, 2020.

After March 31, 2020 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2020, have been approved in the Extraordinary Board Session of May 29, 2020.